30

Follow-Up Materials

06014789

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

FILE NO. 82- 2544 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/3/06

*Earnings Release*

# CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

Nintendo®

FASF MEMBERSHIP

RECEIVED 2006 JUN 30 P 4:05 OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 25, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

ARS 3-31-06

## FINANCIAL HIGHLIGHTS

### 1. Consolidated results for the years ended March 31, 2005 and 2006

(1) Consolidated operating results (Amounts below one million are rounded down)

| | Net Sales | | Operating Income | | Income before Income Taxes and Extraordinary Items | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | million yen | % | million yen | % | million yen | % | million yen | % |
| Year ended March 31, 2006 | 509,249 | (1.2) | 90,349 | (19.0) | 160,759 | 10.6 | 98,378 | 12.5 |
| Year ended March 31, 2005 | 515,292 | 0.1 | 111,522 | 3.6 | 145,292 | 189.8 | 87,416 | 163.3 |

| | Net Income per Share | Return on Equity (ROE) | Income before Income Tax and Extraordonary Items on Total Assets | Income before Income Tax and Extraordinary Items to Sales |
|---|---|---|---|---|
| | yen | % | % | % |
| Year ended March 31, 2006 | 762.28 | 10.4 | 14.0 | 31.6 |
| Year ended March 31, 2005 | 662.96 | 9.7 | 13.6 | 28.2 |

[Notes] *Average number of shares outstanding:

Year ended March 31, 2006: 128,821,844 shares, Year ended March 31, 2005: 131,600,201 shares

*Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous annual accounting period.

(2) Consolidated financial position

| | Total Assets | Shareholders' Equity | Ratio of Net Worth to Total Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| | million yen | million yen | % | yen |
| Year ended March 31, 2006 | 1,160,703 | 974,091 | 83.9 | 7,613.79 |
| Year ended March 31, 2005 | 1,132,492 | 921,466 | 81.4 | 7,082.68 |

[Notes] *Number of shares outstanding (excluding treasury stock):

As of March 31, 2006: 127,914,104 shares, As of March 31, 2005: 130,077,389 shares

(3) Consolidated cash flows

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Cash and Cash Equivalents - Ending |
|---|---|---|---|---|
| | million yen | million yen | million yen | million yen |
| Year ended March 31, 2006 | 46,382 | (208,807) | (60,166) | 617,139 |
| Year ended March 31, 2005 | 116,571 | (11,716) | (61,447) | 792,727 |

(4) Company group information

Consolidated subsidiaries: 19 Non-consolidated company with equity method applied: 0 Affiliates with equity method applied: 7

(5) Change in scope of consolidation and equity method application

Consolidated subsidiaries: 2 newly added Affiliates with equity method applied: 1 excluded

### 2. Forecast for the fiscal year ending March 2007 (April 1, 2006 - March 31, 2007)

| | Net Sales | Income before Income Taxes and Extraordinary Items | Net Income |
|---|---|---|---|
| | million yen | million yen | million yen |
| Six months ending Sept. 30, '06 | 220,000 | 25,000 | 15,000 |
| Year ending March 31, 2007 | 600,000 | 110,000 | 65,000 |

Estimated annual earnings per share: 508.15 yen

*With respect to this forecast, please refer to page 4 for the forward-looking conditions and other related matters.

# COMPANY GROUP INFORMATION

Among Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty subsidiaries, and eight affiliates as of March 31, 2006, the main business is manufacturing and distribution of electronic entertainment products. Chart of business by the Company and its related companies are as follows.


Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(a) NES Merchandising, Inc.
(c) iQue Ltd.
(c) iQue (China) Ltd.
Entertainment Products & Others (Distribution)
(c) The Pokémon Company
Others
(b) Fukuei Co., Ltd.
(c) WARPSTAR, Inc.
Others
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
(c)The Baseball Club of Seattle, L.P.
Nintendo Co., Ltd.
Entertainment Products (R&D, etc.)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Retro Studios, Inc.
(a) Nintendo (Hong Kong) Ltd.
(c) Silicon Knights Inc.
(c) iKuni Inc.
Entertainment Products (R&D, etc.)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(d) Ape inc.
Other
(a) Nintendo Research, Inc.
Distribution channel
Other channel

The number of companies

| | |
|---|---|
| (a) Consolidated subsidiaries | 19 |
| (b) Non-consolidated subsidiary with equity method non-applied | 1 |
| (c) Affiliates with equity method applied | 7 |
| (d) Affiliate with equity method non-applied | 1 |

# MANAGEMENT POLICY

1. Basic management policy

In the field of home entertainment, Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique forms of entertainment while maintaining a robust business structure. Nintendo places the highest emphasis on providing customers with a "world of fun", which is both innovative and entertaining with creative elements that have never been experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition. The Company pays a dividend, however, profit levels are evaluated in each fiscal period to determine the level of direct profit returns to our shareholders.
Annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen.
Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments, enhancement of selling power, and common stock buyback whenever deemed appropriate.

3. View and policy of stock trading unit reduction

To expand the number of private investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Targeted management index

In the home entertainment industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit. Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of its product development, and operates in a market which involves intense competition, flexible business decisions are made without being constrained by any specific management index.

5. Medium and long term management strategy and challenges

The video game industry has developed as one of the few entertainment fields which was launched and driven by Japan. Throughout the early years, the success of the industry was dependent upon increasingly spectacular graphics and more complex games. In recent years, however, the traditional success formula of developing splendid and complex games has become less productive. High development costs cannot be avoided by pursuing this traditional method and there is a growing perception that further expansion of the market will be difficult. As a result, the industry is now approaching a turning point.
Nintendo will continue the challenge to provide an unprecedented gaming experience. It is essential for our human resources to be even more flexible and positive. By taking advantage of being the only platform holder with a powerful in-house software development team, Nintendo will strive to expand its business and increase revenue and profit by introducing new ideas to gaming that can be enjoyed by anyone, regardless of age, gender, or prior gaming experience. This strategy will lead to increasing the gaming population.

6. Matters pertaining to parent company

Not applicable

# OPERATING RESULTS

1. Review of operations

During the fiscal year ended March 31, 2006, despite concerns relating to surging crude oil prices, the Japanese economy continued to show a pattern of recovery due to increased exports and production, and steady consumer spending supported by improvements in the employment environment and household income. Looking overseas, the U.S. economy continued to show steady performance due to favorable consumer spending and capital investment. As for the European economy, the business environment showed indications of improvement even though it was moderate.

In the video game industry, the handheld game market performed well with the launch of new hardware models. On the other hand, the market for consoles showed weak performance.

Nintendo's approach over the past year was to expand the gaming population by introducing "Nintendo DS", a handheld gaming device equipped with a touch screen and microphone port that enables intuitive game play, along with its wireless communication capability. These features have made it possible for new and unprecedented ideas to be introduced that expand the definition of video games. In order to cultivate a new user demographic which include seniors and females, a software lineup known as "Touch! Generations" was introduced. "Touch! Generations" titles offer an entertaining experience that provide a fresh sensation to skilled gamers which is at the same time, easily accessible to those who were not familiar with video games in the past. In addition, "Nintendo Wi-Fi Connection", the wireless internet service for the "Nintendo DS" which has three key elements; "easy, safe, and charge-free" gained popularity and was accepted by a broad range of people.

Consolidated net sales for the fiscal year ended March 31, 2006 resulted in 509.2 billion yen, including overseas sales of 352.6 billion yen, which accounted for 69.2% of total sales. Income before income taxes and extraordinary items was 160.7 billion yen, which included a foreign exchange gain of 45.5 billion yen as a result of the revaluation of foreign currency assets. Net income was 98.3 billion yen.

With respect to sales by business category, handheld game products in the electronic entertainment products division, "Nintendo DS" and its upgraded model "Nintendo DS Lite" sold a total of more than 16 million units on a worldwide basis in just over sixteen months after launch. Especially in Japan, "Nintendo DS" is selling at a faster rate than any other gaming device. "Nintendo DS" software also enjoyed a boost in sales as the "Touch! Generations" titles, aimed at expanding the user base, sold exceptionally well. Among these titles, "Nintendogs", which allows the player to interact with virtual puppies on the screen, sold 6.65 million units worldwide. Also from the lineup, a new brain training genre, "Brain Age: Train Your Brain in Minutes a Day", coupled with its sequel version, and "Big Brain Academy", released only in Japan, brought total unit sales of these three "Touch! Generations" titles during the period to 5.10 million. In addition, "Nintendo Wi-Fi Connection" compatible titles such as "Mario Kart DS", (an action racing game that lets the player compete against other players from around the world) sold 4.22 million units. Also, "Animal Crossing: Wild World", (a game that lets you communicate with friends) sold 3.56 million units. In the console business, software titles for the "Nintendo GameCube" such as "Mario Party 7" (a get-together game that lets up to eight players play simultaneously) and the role playing game "Pokémon XD: Gale of Darkness" each sold more than a million units, however, overall console hardware and software sales declined. In total, net sales in the electronic entertainment products division were 507.0 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 2.1 billion yen.

With respect to geographic segment information, sales in Japan were 411.8 billion yen including inter-segment sales of 249.8 billion yen. Operating income was 81.6 billion yen. Sales in the Americas were 212.4 billion yen including inter-segment sales of 1.9 billion yen. Operating income was 0.4 billion yen. Sales in Europe were 129.8 billion yen. Operating income was 1.1 billion yen.

Furthermore, for the purpose of executing flexible capital policies in response to changes in the business environment, the Company acquired 2.15 million of its own shares, at a cost of 25.1 billion yen in conformity with the board of directors resolution.

2. Annual outlook

Nintendo will continue to develop the "Touch! Generations" initiative which created a new flow in the world of video games while at the same time expanding its software lineup into various new fields. Along with the original "Nintendo DS", Nintendo expects to further increase "Nintendo DS" hardware sales with "Nintendo DS Lite" which launched in March 2006 as the upgraded model of the "Nintendo DS" to meet various consumer preferences.

During the year 2006, a new gaming console "Wii" (pronounced "We") is scheduled for launch. With its innovative controller, "Wii" aims to set a new standard as a video game interface and allows the whole family to relate to it.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2007, net sales are projected to reach 600.0 billion yen, operating income 110.0 billion yen, income before income taxes and extraordinary items 110.0 billion yen, net income 65.0 billion yen. Estimated exchange rates for the fiscal year are 110.00 yen to the U.S. dollar and 140.00 yen to the euro.

As for the dividend, based on "2. Basic policy of profit distribution", if the company achieves the current forecast for the fiscal year ending March 31, 2007, the annual cash dividend per share will be 290 yen (70 yen at six-month end, 220 yen at fiscal year-end).

*Note: Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.
Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

## FINANCIAL POSITION

Total assets increased overall by 28.2 billion yen compared to the previous fiscal year-end to 1,160.7 billion yen. The increase was due in part to an increase in marketable securities. Total liabilities decreased by 24.3 billion yen compared to the previous fiscal year-end primarily due to the decrease in notes and trade accounts payable to 186.4 billion yen. Shareholders' equity increased by 52.6 billion yen compared to the previous fiscal year-end to 974.0 billion yen as net income exceeded acquisition of treasury stocks and cash dividend payment .

The ending balance of Cash and cash equivalents (collectively, Cash) as of March 31, 2006 decreased by 175.5 billion yen compared to the previous fiscal year-end to 617.1 billion yen. Net increase (decrease) of Cash and contributing factors during the fiscal year-ended March 31, 2006 are as follows:

Cash flows from operating activities:

Net Cash provided by operating activities was 46.3 billion yen despite reductions in cash due to a foreign exchange gain resulting from revaluation of Cash in foreign currencies, payment of 74.8 billion yen for income taxes and also due to a decrease in notes and trade accounts payable.

Cash flows from investing activities:

Net Cash used in investing activities was 208.8 billion yen as payments into time deposits exceeded withdrawals.

Cash flows from financing activities:

Net Cash used in financing activities was 60.1 billion yen due to dividend payments and payments for acquiring treasury stocks.

Cash flow index trend:

| | Year ended March 31, 2002 | Year ended March 31, 2003 | Year ended March 31, 2004 | Year ended March 31, 2005 | **Year ended March 31, 2006** |
|---|---|---|---|---|---|
| | % | % | % | % | **%** |
| Ratio of net worth to total assets | 80.8 | 82.0 | 88.1 | 81.4 | **83.9** |
| | % | % | % | % | **%** |
| Ratio of total market value of stocks to total assets | 240.8 | 118.8 | 139.1 | 134.4 | **194.0** |

[Notes] *Percentage figures are calculated on a consolidated basis.
*Total market value of stocks is calculated by multiplying closing price and number of outstanding stocks (excluding treasury stocks) at the end of the period.

## RISK FACTORS

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.
Note that matters pertaining to the future presented herein are determined by Nintendo as of annual consolidated fiscal period ended March 31, 2006.

### (1) Risks around economic environment

・Fluctuation in foreign exchange rates
Nintendo distributes its products globally with overseas sales accounting for approximately 70% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets including cash deposits denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings not only if foreign currencies were converted to Japanese yen but also if revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

### (2) Risks around business activities

・Fluctuation of and competition in the market
Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, the availability of other forms of entertainment affects Nintendo's business. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. The emergence of new competitors resulting from technological innovation could have a detrimental impact as well.
In the video game industry, it may become even more difficult to generate profit as more research and development expenses and marketing expenses are required and as price competition intensifies with giant enterprises entering into the market. As a result, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

・Development of new products
Although Nintendo continues to develop innovative and appealing products in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:
① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② Hardware requires a long term development span. While technological advancements occur continuously, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in entertainment. Furthermore, in the case of a delayed launch, it is possible that market share could be adversely affected.
③ Due to the nature of Nintendo products, it may become difficult to sell or develop the products as planned which could lead to significant variances from income projections.

・Product valuation and adequate inventory procurement
Demand for products in the video game industry is significantly impacted by customers' preferences as well as seasonality characterized by short product life cycles and very high demand around the holiday season. Although production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain which may lead to the risk of excessive inventory. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial position.

・Overseas business expansion and international activities
Nintendo engages in business in territories such as The United States, Europe, Australia, and Asia. Expansion of business to these overseas markets involves risks such as ① unpredicted enforcement or amendments to laws or regulations, ② emergence of political or economic factors that prove to be a disadvantage, ③ inconsistency of multilateral taxation systems and diversity of tax law interpretation leading to a disadvantaged position, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from strikes, terrorist attacks, war, and other events.

・Dependency on outside manufacturers
Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their commercial failure, these manufacturers may not adequately provide or produce significant components or products. In addition, in periods of high demand, certain manufacturers may not have the capacity to provide the ordered amount of components. A shortage of key components could lead to issues such as margin decline due to higher pricing as well as insufficient product supply, and quality control. This may impair the relationship between Nintendo and its customers.
Furthermore, as there are many production locations overseas used by our suppliers, when production is interfered by events such as riots or natural disasters at the local area, it could have an adverse effect on Nintendo's operations and financial position.

・Business operations affected by seasonal fluctuation
Since a major portion of demand is focused around the holiday season, the demand is influenced by seasonal fluctuations. Should the Company fail to meet the period of high demand in any of its business activities, including but not restricted to the launch of attractive new products and supplying hardware, it would suffer unfavorable operating performance.

(3) Other risks

Other than set forth above, factors such as product liability, limitations of protecting intellectual property, leakage of personal information and confidential information, changes in accounting standards and taxation system, litigation, uncollectibility of trade accounts receivable and notes receivable, failure of financial institutions, and restrictions regarding environmental protection may adversely affect Nintendo's future performance and financial position.

# CONSOLIDATED BALANCE SHEETS

| Description | As of March 31, 2006 Amount | % | As of March 31, 2005 Amount | % | Increase (Decrease) Amount |
|---|---|---|---|---|---|
| | million yen | | million yen | | million yen |
| (Assets) | | | | | |
| I **Current assets** | | | | | |
| 1 Cash and deposits | 812,064 | | 826,653 | | (14,589) |
| 2 Notes and trade accounts receivable | 43,826 | | 51,143 | | (7,316) |
| 3 Marketable securities | 64,287 | | 20,485 | | 43,801 |
| 4 Inventories | 30,835 | | 49,758 | | (18,923) |
| 5 Deferred income taxes | 24,170 | | 19,513 | | 4,656 |
| 6 Other current assets | 45,061 | | 28,217 | | 16,844 |
| 7 Allowance for doubtful accounts | (1,514) | | (1,880) | | 365 |
| Total current assets | 1,018,730 | 87.8 | 993,891 | 87.8 | 24,839 |
| II **Fixed assets** | | | | | |
| 1 Property, plant and equipment | | | | | |
| (1) Buildings and structures | 18,838 | | 18,451 | | 386 |
| (2) Machinery, equipment and automobiles | 1,144 | | 1,316 | | (172) |
| (3) Furniture and fixtures | 3,341 | | 2,171 | | 1,170 |
| (4) Land | 32,604 | | 32,069 | | 534 |
| (5) Construction in progress | 41 | | 410 | | (369) |
| Total property, plant and equipment | 55,969 | 4.8 | 54,420 | 4.8 | 1,549 |
| 2 Intangible assets | | | | | |
| (1) Software etc. | 319 | | 354 | | (34) |
| Total intangible assets | 319 | 0.0 | 354 | 0.0 | (34) |
| 3 Investments and other assets | | | | | |
| (1) Investments in securities | 60,213 | | 73,393 | | (13,179) |
| (2) Deferred income taxes | 10,314 | | 10,155 | | 158 |
| (3) Other investments and other assets | 15,182 | | 307 | | 14,874 |
| (4) Allowance for doubtful accounts | (26) | | (30) | | 4 |
| Total investments and other assets | 85,683 | 7.4 | 83,825 | 7.4 | 1,857 |
| Total fixed assets | 141,972 | 12.2 | 138,600 | 12.2 | 3,371 |
| **Total** | **1,160,703** | **100.0** | **1,132,492** | **100.0** | **28,211** |

| Description \ Date | As of March 31, 2006 Amount | % | As of March 31, 2005 Amount | % | Increase (Decrease) Amount |
|---|---|---|---|---|---|
| | million yen | | million yen | | million yen |
| (Liabilities) | | | | | |
| I **Current liabilities** | | | | | |
| 1 Notes and trade accounts payable | 83,817 | | 111,045 | | (27,228) |
| 2 Accrued income taxes | 53,040 | | 51,951 | | 1,088 |
| 3 Reserve for bonuses | 1,732 | | 1,650 | | 81 |
| 4 Other current liabilities | 43,684 | | 40,801 | | 2,882 |
| Total current liabilities | 182,274 | 15.7 | 205,449 | 18.1 | (23,175) |
| II **Non-current liabilities** | | | | | |
| 1 Non-current accounts payable | 861 | | 461 | | 400 |
| 2 Reserve for employee retirement and severance benefits | 3,299 | | 3,074 | | 224 |
| 3 Reserve for directors' retirement and severance benefits | - | | 1,816 | | (1,816) |
| Total non-current liabilities | 4,161 | 0.4 | 5,353 | 0.5 | (1,191) |
| **Total liabilities** | **186,435** | **16.1** | **210,802** | **18.6** | **(24,367)** |
| (Minority interests) | | | | | |
| **Minority interests** | **176** | **0.0** | **222** | **0.0** | **(46)** |
| (Shareholders' equity) | | | | | |
| I **Common stock** | **10,065** | **0.9** | **10,065** | **0.9** | **-** |
| II **Additional paid-in capital** | **11,585** | **1.0** | **11,584** | **1.0** | **0** |
| III **Retained earnings** | **1,096,073** | **94.4** | **1,032,834** | **91.2** | **63,238** |
| IV **Unrealized gains on other securities** | **10,717** | **0.9** | **7,194** | **0.7** | **3,522** |
| V **Translation adjustments** | **762** | **0.1** | **(10,315)** | **(0.9)** | **11,078** |
| VI **Treasury stock, at cost** | **(155,112)** | **(13.4)** | **(129,896)** | **(11.5)** | **(25,215)** |
| **Total shareholders' equity** | **974,091** | **83.9** | **921,466** | **81.4** | **52,624** |
| **Total** | **1,160,703** | **100.0** | **1,132,492** | **100.0** | **28,211** |

# CONSOLIDATED STATEMENTS OF INCOME

| Description / Period | Year Ended March 31, 2006 | | Year Ended March 31, 2005 | | Change | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| | million yen | | million yen | | million yen | |
| I **Net Sales** | 509,249 | 100.0 | 515,292 | 100.0 | (6,043) | (1.2) |
| II **Cost of Sales** | 294,133 | 57.8 | 298,115 | 57.9 | (3,982) | (1.3) |
| **Gross margin** | **215,115** | **42.2** | **217,176** | **42.1** | **(2,061)** | **(0.9)** |
| III **Selling, general, and administrative expenses** | 124,766 | 24.5 | 105,653 | 20.5 | 19,112 | 18.1 |
| **Operating income** | **90,349** | **17.7** | **111,522** | **21.6** | **(21,173)** | **(19.0)** |
| IV **Other income** | **70,897** | **14.0** | **37,868** | **7.4** | **33,029** | **87.2** |
| 1 Interest income | 22,497 | | 13,510 | | 8,987 | |
| 2 Foreign exchange gain | 45,515 | | 21,848 | | 23,667 | |
| 3 Other | 2,884 | | 2,509 | | 374 | |
| V **Other expenses** | **487** | **0.1** | **4,098** | **0.8** | **(3,611)** | **(88.1)** |
| 1 Sales discount | 422 | | 304 | | 117 | |
| 2 Equity in losses of non-consolidated subsidiary and affiliates | - | | 3,512 | | (3,512) | |
| 3 Other | 65 | | 281 | | (216) | |
| **Income before income taxes and extraordinary items** | **160,759** | **31.6** | **145,292** | **28.2** | **15,466** | **10.6** |
| VI **Extraordinary income** | **7,360** | **1.4** | **1,735** | **0.3** | **5,624** | **324.0** |
| 1 Reversal of allowance for doubtful accounts | 966 | | 1,735 | | (769) | |
| 2 Reversal of unrealized loss on investments in securities | 1,408 | | - | | 1,408 | |
| 3 Gain on sales of fixed assets | 6 | | - | | 6 | |
| 4 Gain on sales of investments in securities | 3,653 | | - | | 3,653 | |
| 5 Gain on redemption of investments in securities | 82 | | - | | 82 | |
| 6 Gain on liquidation of investments in affiliate | 5 | | - | | 5 | |
| 7 Reversal of reserve for directors' retirement and severance benefits | 1,236 | | - | | 1,236 | |
| VII **Extraordinary loss** | **1,648** | **0.3** | **1,625** | **0.3** | **23** | **1.4** |
| 1 Loss on disposal of fixed assets | 31 | | 13 | | 18 | |
| 2 Unrealized loss on investments in securities | 1,383 | | 1,612 | | (228) | |
| 3 Loss on sales of investments in securities | 233 | | - | | 233 | |
| **Income before income taxes and minority interests** | **166,470** | **32.7** | **145,402** | **28.2** | **21,068** | **14.5** |
| Provision for income taxes and enterprise taxes | 74,431 | 14.6 | 53,766 | 10.4 | 20,664 | 38.4 |
| Income taxes deferred | (6,292) | (1.2) | 4,195 | 0.8 | (10,487) | (250.0) |
| Minority interests | (46) | (0.0) | 24 | 0.0 | (70) | (289.2) |
| **Net income** | **98,378** | **19.3** | **87,416** | **17.0** | **10,962** | **12.5** |

# CONSOLIDATED STATEMENTS OF SURPLUS

| Description / Period | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|
| | Amount | Amount |
| | million yen | million yen |
| (Additional paid-in capital) | | |
| **I Additional paid-in capital - Beginning** | **11,584** | **11,584** |
| **II Increase** | **0** | **0** |
| 1 Gain on disposal of treasury stock | 0 | 0 |
| **III Additional paid-in capital - Ending** | **11,585** | **11,584** |
| (Retained earnings) | | |
| **I Retained earnings - Beginning** | **1,032,834** | **964,524** |
| **II Increase** | **98,378** | **87,416** |
| 1 Net income | 98,378 | 87,416 |
| **III Decrease** | **35,139** | **19,105** |
| 1 Cash dividends | 34,969 | 18,463 |
| 2 Directors' bonuses | 170 | 170 |
| 3 Decrease in retained earnings due to exclusion of affiliate with equity method applied | - | 472 |
| **IV Retained earnings - Ending** | **1,096,073** | **1,032,834** |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Description / Period | Year Ended March 31, 2006 | Year Ended March 31, 2005 |
|---|---|---|
| | Amount | Amount |
| | million yen | million yen |
| **I Cash flows from operating activities:** | | |
| Income before income taxes and minority interests | 166,470 | 145,402 |
| Depreciation and amortization | 3,591 | 2,931 |
| Increase (decrease) in allowance for doubtful accounts | (511) | (1,226) |
| Increase (decrease) in reserve for employee retirement and severance benefits | (42) | (974) |
| Interest and dividends income | (23,176) | (14,100) |
| Interest expenses | 1 | 0 |
| Foreign exchange loss (gain) | (46,577) | (27,570) |
| Gain on sales of investments in securities | (3,653) | - |
| Unrealized loss on investments in securities | 1,383 | 1,612 |
| Equity in losses (earnings) of non-consolidated subsidiary and affiliates | (267) | 3,512 |
| Decrease (increase) in notes and trade accounts receivable | 9,140 | (21,062) |
| Decrease (increase) in inventories | 21,554 | (17,734) |
| Increase (decrease) in notes and trade accounts payable | (28,679) | 48,687 |
| Increase (decrease) in consumption taxes payable | 198 | 189 |
| Directors' bonuses paid | (170) | (170) |
| Other, net | (1,262) | (2,973) |
| Sub-total | 97,999 | 116,523 |
| Interest and dividends received | 23,237 | 13,533 |
| Interest paid | (1) | (0) |
| Income taxes paid | (74,853) | (13,485) |
| Net cash provided by (used in) operating activities | 46,382 | 116,571 |
| **II Cash flows from investing activities:** | | |
| Increase in time deposits | (497,914) | (64,830) |
| Decrease in time deposits | 295,452 | 72,973 |
| Payments for acquisition of marketable securities | (35,989) | (31,560) |
| Proceeds from sale of marketable securities | 27,543 | 39,963 |
| Payments for acquisition of property, plant and equipment | (4,139) | (2,061) |
| Proceeds from sale of property, plant and equipment | 91 | 12 |
| Payments for investments in securities | (9,172) | (24,711) |
| Proceeds from investments in securities | 13,940 | 2,524 |
| Payments for investments in affiliates | (42) | (7,250) |
| Sales of business entities | - | 1,072 |
| Other, net | 1,423 | 2,151 |
| Net cash provided by (used in) investing activities | (208,807) | (11,716) |
| **III Cash flows from financing activities:** | | |
| Payments for acquisition of treasury stock | (25,227) | (42,995) |
| Cash dividends paid | (34,943) | (18,455) |
| Other, net | 3 | 3 |
| Net cash provided by (used in) financing activities | (60,166) | (61,447) |
| **IV Effect of exchange rate changes on cash and cash equivalents** | 47,003 | 29,205 |
| **V Net increase (decrease) of cash and cash equivalents** | (175,587) | 72,613 |
| **VI Cash and cash equivalents - Beginning** | 792,727 | 720,114 |
| **VII Cash and cash equivalents - Ending** | 617,139 | 792,727 |

# BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

**1. Scope of consolidation**

| | | | |
|---|---|---|---|
| Consolidated subsidiaries | 19 | Nintendo of America Inc. | NES Merchandising, Inc. |
| | | NHR Inc. | HFI Inc. |
| | | Nintendo of Canada Ltd. | Nintendo of Europe GmbH |
| | | Nintendo France S.A.R.L. | Nintendo España, S.A. |
| | | Nintendo Benelux B.V. | Nintendo Australia Pty. Ltd. |
| | | Nintendo Phuten Co., Ltd. | Nintendo Technology Development Inc. |
| | | Nintendo Software Technology Corporation | |
| | | SiRAS.com Inc. | Retro Studios, Inc. |
| | | Nintendo (Hong Kong) Ltd. | Nintendo Research, Inc. |
| | | ND CUBE Co., Ltd. | Brownie Brown Inc. |

Nintendo (Hong Kong) Ltd. and Nintendo Research, Inc. are newly consolidated because of capital investment.

| | | |
|---|---|---|
| Non-consolidated subsidiary | 1 | Fukuei Co., Ltd.<br>* A/N software was liquidated. |

The subsidiary above is small in size and is excluded from consolidation as it does not have a significant impact on the consolidated financial statements in respect of total assets, sales, net profit, and retained earnings.

**2. Scope of equity method companies**

| | | | | |
|---|---|---|---|---|
| Affiliates with equity method applied | 7 | The Pokémon Company | WARPSTAR, Inc. | Silicon Knights Inc. |
| | | iKuni Inc. | iQue Ltd. | iQue (China) Ltd. |
| | | The Baseball Club of Seattle, L.P. | | |

With respect to (equity method applied) affiliates with different year-end from consolidated year-end (i.e., March 31), their financial statements are used either as they are or based on appropriate provisional financial information.

**3. Annual consolidated accounting period**

Although fiscal year-end of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. is December 31, which is different from consolidated year-end, their financial statements through that period are used for consolidation as the variance of year-end is within three months (so-called three month rule applied). Important transactions between their year-end and March 31 are reconciled for consolidation.

**4. Accounting policies**

(1) A valuation basis and method of important assets

(A) Securities

| | |
|---|---|
| Held-to-maturity bonds | Amortized cost method (by straight-line method) |
| Other securities | |
| Marketable other securities | Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.) |
| Non-marketable other securities | Cost, determined by the moving average method |

(B) Derivatives

Market price method

(C) Inventories

Lower of cost or market method, determined by the moving average method

(2) Depreciation method for important fixed assets

(A) Tangible assets

| | |
|---|---|
| The Company and its domestic consolidated subsidiaries | Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method. |
| Overseas consolidated subsidiaries | Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years |

(B) Intangible assets — Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Important allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amount to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

Actuarial calculation difference are processed collectively, mainly in the accrued year.

In addition, because the Company's plan assets exceeded the cost of retirement benefits during the current consolidated accounting period, reserve for employee retirement and severance benefits is booked as "Prepaid plan assets" in "Other investments and other assets".

(Change in accounting procedure)

Effective as of the annual consolidated accounting period ended March, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7", issued on March 16, 2005. This caused operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests to increase by 2,677 million yen.

(D) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized by the reporting company. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked as part of "Non-current accounts payable".

(4) Translation basis of important assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Important lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions. Other finance leases are disclosed in the notes to Lease transactions information.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

**5. Valuation of assets and liabilities of consolidated subsidiaries**

Valuation of assets and liabilities of consolidated subsidiaries are under market price method.

**6. Amortization of consolidated adjustment account**

The amount of consolidated adjustment account is fully amortized in the same fiscal year as incurred.

**7. Profit appropriation**

The consolidated statements of surplus in respect of profit appropriation of consolidated companies are created based on appropriated profit which has settled during the annual accounting period.

**8. Funds in consolidated statements of cash flows**

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

## NOTES

**Consolidated balance sheets information:**

Yen in millions

| | **As of March 31, 2006** | As of March 31, 2005 |
|---|---|---|
| Accumulated depreciation of tangible assets | 38,693 | 36,821 |

**Consolidated statements of income information:**

Yen in millions

| | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|
| Research and development costs | 30,596 | 20,513 |

**Consolidated statements of cash flows information:**

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

Yen in millions

| | **As of March 31, 2006** | As of March 31, 2005 |
|---|---|---|
| Cash and deposits account | 812,064 | 826,653 |
| Time deposits (over three months) | (234,618) | (39,784) |
| Short-term investment due within three months after acquisition | 39,693 | 5,858 |
| Cash and cash equivalents - Ending | 617,139 | 792,727 |

# [1] SEGMENT INFORMATION

## 1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and total assets, this information is not applicable to our business.

## 2. Segment information by seller's location

**Year ended March 31, 2006**

Yen in millions

| | Japan | The Americas | Europe | Other | Total | Eliminations or unallocated assets | Consolidated |
|---|---|---|---|---|---|---|---|
| Net Sales | | | | | | | |
| (1) Sales to third parties | 161,929 | 210,493 | 129,869 | 6,956 | 509,249 | - | 509,249 |
| (2) Inter-segment sales | 249,890 | 1,996 | 8 | 77 | 251,974 | (251,974) | - |
| Total | 411,819 | 212,490 | 129,878 | 7,034 | 761,223 | (251,974) | 509,249 |
| Cost of sales and selling, general, and administrative expenses | 330,148 | 212,010 | 128,694 | 6,930 | 677,783 | (258,883) | 418,900 |
| Operating income | 81,671 | 480 | 1,183 | 104 | 83,439 | 6,909 | 90,349 |
| II Assets | 975,312 | 145,474 | 68,729 | 3,151 | 1,192,666 | (31,963) | 1,160,703 |

Year ended March 31, 2005

Yen in millions

| | Japan | The Americas | Europe | Other | Total | Eliminations or unallocated assets | Consolidated |
|---|---|---|---|---|---|---|---|
| Net Sales | | | | | | | |
| (1) Sales to third parties | 131,102 | 256,119 | 121,353 | 6,717 | 515,292 | - | 515,292 |
| (2) Inter-segment sales | 311,941 | 1,880 | 9 | 99 | 313,931 | (313,931) | - |
| Total | 443,043 | 257,999 | 121,363 | 6,817 | 829,224 | (313,931) | 515,292 |
| Cost of sales and selling, general, and administrative expenses | 343,430 | 250,684 | 117,882 | 6,867 | 718,865 | (315,095) | 403,769 |
| Operating income (loss) | 99,613 | 7,314 | 3,480 | (50) | 110,359 | 1,163 | 111,522 |
| II Assets | 970,681 | 152,763 | 72,590 | 3,966 | 1,200,001 | (67,509) | 1,132,492 |

## 3. Overseas sales

**Year ended March 31, 2006**

Yen in millions

| | The Americas | Europe | Other | Total |
|---|---|---|---|---|
| I Overseas sales | 211,195 | 129,884 | 11,532 | 352,611 |
| II Consolidated net sales | | | | 509,249 |
| III Ratio of overseas sales to consolidated net sales | 41.5% | 25.5% | 2.2% | 69.2% |

Year ended March 31, 2005

Yen in millions

| | The Americas | Europe | Other | Total |
|---|---|---|---|---|
| I Overseas sales | 256,968 | 121,371 | 9,883 | 388,223 |
| II Consolidated net sales | | | | 515,292 |
| III Ratio of overseas sales to consolidated net sales | 49.9% | 23.5% | 1.9% | 75.3% |

## [2] LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

## [3] RELATED PARTY TRANSACTIONS

Not applicable

## [4] TAX EFFECT ACCOUNTING INFORMATION

**I . Year ended March 31, 2006**

1. Significant components of deferred tax assets and liabilities are summarized as follows.

| | Yen in millions |
|---|---|
| Deferred tax assets: | |
| Research and development costs | 12,157 |
| Inventory - write-downs and elimination of unrealized profit | 8,513 |
| Other accounts payable and accrued expenses | 8,083 |
| Accrued enterprise tax | 3,374 |
| Land | 2,571 |
| Unrealized loss on investments in securities | 2,049 |
| Depreciation | 1,398 |
| Reserve for employee retirement and severance benefits | 1,187 |
| Other | 6,583 |
| Gross deferred tax assets | 45,918 |
| Valuation allowance | (731) |
| Total deferred tax assets | 45,186 |
| Deferred tax liabilities: | |
| Unrealized gains on other securities | (7,324) |
| Undistributed retained earnings of affiliated companies | (2,111) |
| Other | (1,267) |
| Total deferred tax liabilities | (10,703) |
| Net deferred tax assets | 34,483 |

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

II. Year ended March 31, 2005

1. Significant components of deferred tax assets and liabilities are summarized as follows.

| | Yen in millions |
|---|---|
| Deferred tax assets: | |
| Inventory - write-downs and elimination of unrealized profit | 7,417 |
| Research and development costs | 6,998 |
| Other accounts payable and accrued expenses | 5,428 |
| Accrued enterprise tax | 3,452 |
| Land | 2,571 |
| Unrealized loss on investments in securities | 1,961 |
| Reserve for employee retirement and severance benefits | 1,336 |
| Depreciation | 1,059 |
| Other | 7,277 |
| Gross deferred tax assets | 37,502 |
| Valuation allowance | (429) |
| Total deferred tax assets | 37,073 |
| Deferred tax liabilities: | |
| Unrealized gains on other securities | (4,917) |
| Undistributed retained earnings of affiliated companies | (1,769) |
| Other | (717) |
| Total deferred tax liabilities | (7,403) |
| Net deferred tax assets | 29,669 |

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

# [5] SECURITIES INFORMATION

## As of March 31, 2006

Yen in millions

1. Marketable other securities

| | Acquisition Cost | Book Value | Difference |
|---|---|---|---|
| (for which book value exceeds acquisition cost) | | | |
| Stocks | 2,765 | 18,726 | 15,961 |
| Bonds | 26,868 | 28,948 | 2,079 |
| Sub-total | 29,634 | 47,675 | 18,041 |
| (for which book value does not exceed acquisition cost) | | | |
| Stocks | 6,918 | 6,529 | (388) |
| Total | 36,552 | 54,204 | 17,652 |

2. Sales of marketable other securities during the fiscal year ended March 31, 2006

| Proceeds from sales | Gain on sales | Loss on sales |
|---|---|---|
| 13,940 | 3,653 | 233 |

3. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

| | |
|---|---|
| Commercial paper | 46,981 |

(2) Other securities

| | |
|---|---|
| Preferred subscription certificate | 10,000 |
| Unlisted bonds | 6,873 |

4. Redemption timing for held-to-maturity securities and bonds

| | Due in one year or less | Due after one year and within five years |
|---|---|---|
| Commercial paper | 46,981 | - |
| Government bonds, etc. | 17,305 | 18,516 |
| Total | 64,287 | 18,516 |

## As of March 31, 2005

Yen in millions

1. Marketable other securities

| | Acquisition Cost | Book Value | Difference |
|---|---|---|---|
| (for which book value exceeds acquisition cost) | | | |
| Stocks | 12,954 | 24,913 | 11,958 |
| Bonds | 8,277 | 8,430 | 153 |
| Sub-total | 21,231 | 33,343 | 12,112 |
| (for which book value does not exceed acquisition cost) | | | |
| Stocks | 6,754 | 5,743 | (1,010) |
| Bonds | 24,177 | 23,515 | (662) |
| Sub-total | 30,932 | 29,258 | (1,673) |
| Total | 52,163 | 62,602 | 10,438 |

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

| | |
|---|---|
| Commercial paper | 11,933 |

(2) Other securities

| | |
|---|---|
| Preferred subscription certificate | 11,000 |

3. Redemption timing for held-to-maturity securities and bonds

| | Due in one year or less | Due after one year and within five years |
|---|---|---|
| Commercial paper | 11,933 | - |
| Government bonds, etc. | 8,551 | 24,394 |
| Total | 20,485 | 24,394 |

# [6] DERIVATIVE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

# [7] RETIREMENT AND SEVERANCE BENEFITS INFORMATION

Outline of retirement benefit plan

1. The Company has approved pension scheme and lump-sum severance payments plan as defined benefit plan. Certain consolidated subsidiaries have defined contribution plan as well as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.

2. Retirement benefit obligation at the end of year

Yen in millions

| | **As of March 31, 2006** | As of March 31, 2005 |
|---|---|---|
| a. Retirement benefit obligation | (20,339) | (17,746) |
| b. Plan assets | 17,718 | 12,918 |
| c. Unfunded retirement benefit obligation | (2,620) | (4,828) |
| d. Unrecognized actuarial difference | 2,355 | 1,729 |
| e. Unrecognized prior service cost | 63 | 67 |
| f. Unrecognized plan assets | - | (43) |
| g. Net pension liability recognized in the consolidated balance sheet | (201) | (3,074) |
| h. Prepaid pension cost | 3,097 | - |
| i. Reserve for employee retirement and severance benefits | (3,299) | (3,074) |

3. Retirement benefit cost for the year

Yen in millions

| | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|
| a. Service cost | 1,333 | 1,291 |
| b. Interest cost | 619 | 504 |
| c. Expected return on plan assets | (341) | (182) |
| d. Amortization of actuarial difference | (2,236) | (1,417) |
| e. Amortization of prior service cost | 9 | 9 |
| f. Retirement benefit cost | (615) | 204 |
| g. Other | 637 | 607 |
| h. Total | 21 | 812 |

4. Basis of calculation for the year

| | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|
| a. Method of attributing benefits to years of service | Straight-line basis | Straight-line basis |
| b. Discount rate | 1.5% to 6.0% | 1.3% to 6.0% |
| c. Expected return rate on plan assets | 1.3% to 7.5% | 0.0% to 8.0% |
| d. Amortization years of prior service cost | nine to ten years | one to ten years |
| e. Amortization years of actuarial difference | Mainly fully amortized in the same fiscal year as incurred | Mainly fully amortized in the same fiscal year as incurred |

# PRODUCTION, ORDERS, AND SALES INFORMATION

## Production

Yen in millions

| Business Category | Main Products | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|---|
| Electronic Entertainment Products | Hardware | | |
| | Handheld | 209,519 | 227,586 |
| | Console | 20,624 | 48,130 |
| | Others | 12,666 | 27,100 |
| | Hardware Total | 242,811 | 302,817 |
| | Software | | |
| | Handheld | 185,611 | 148,744 |
| | Console | 59,206 | 85,240 |
| | Software Total | 244,817 | 233,984 |
| | Total | 487,629 | 536,801 |
| Other | Playing Cards, Karuta etc. | 1,113 | 1,340 |
| Total | | 488,742 | 538,142 |

## Orders

Yen in millions

| Business Category | Main Products | **Year Ended March 31, 2006** | | Year Ended March 31, 2005 | |
|---|---|---|---|---|---|
| | | Orders received | Orders in hand | Orders received | Orders in hand |
| Electronic Entertainment Products | Handheld | 52,685 | 3,198 | 49,931 | 2,663 |
| | Console | 14,374 | 351 | 19,803 | 113 |
| Total | | 67,059 | 3,549 | 69,734 | 2,777 |

## Sales

Yen in millions

| Business Category | Main Products | **Year Ended March 31, 2006** | Year Ended March 31, 2005 |
|---|---|---|---|
| Electronic Entertainment Products | Hardware | | |
| | Handheld | 223,869 | 206,697 |
| | Console | 24,668 | 41,989 |
| | Others | 32,947 | 41,690 |
| | Hardware Total | 281,484 | 290,378 |
| | Software | | |
| | Handheld | 172,661 | 145,604 |
| | Console | 50,503 | 74,429 |
| | Royalty and content income | 2,373 | 2,671 |
| | Other | 50 | 0 |
| | Software Total | 225,588 | 222,705 |
| | Total | 507,072 | 513,084 |
| Other | Playing Cards, Karuta etc. | 2,176 | 2,208 |
| Total | | 509,249 | 515,292 |

# NON-CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd.

FASF MEMBERSHIP

May 25, 2006

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

## FINANCIAL HIGHLIGHTS

### 1. Non-consolidated results for the years ended March 31, 2005 and 2006

(1) Non-consolidated operating results (Amounts below one million are rounded down)

| | Net Sales | | Operating Income | | Income before Income Taxes and Extraordinary Items | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | million yen | % | million yen | % | million yen | % | million yen | % |
| Year ended March 31, 2006 | 411,770 | (7.1) | 81,547 | (18.1) | 149,439 | 11.4 | 91,585 | 14.5 |
| Year ended March 31, 2005 | 443,044 | 22.7 | 99,554 | 7.6 | 134,123 | 323.2 | 80,005 | 399.4 |

| | Net Income per Share | Return on Equity (ROE) | Income before Income Tax and Extraordonary Items on Total Assets | Income before Income Tax and Extraordinary Items to Sales |
|---|---|---|---|---|
| | yen | % | % | % |
| Year ended March 31, 2006 | 709.55 | 10.9 | 14.9 | 36.3 |
| Year ended March 31, 2005 | 606.65 | 9.8 | 14.2 | 30.3 |

[Note] Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous annual accounting period.

(2) Cash dividend

| | Annual Cash Dividend per Share | | | Total Dividend (Annual) | Dividend Payout Ratio | Dividend on Equity Capital |
|---|---|---|---|---|---|---|
| | | Interim | Year-End | | | |
| | yen | yen | yen | million yen | % | % |
| Year ended March 31, 2006 | 390.00 | 70.00 | 320.00 | 49,886 | 55.0 | 5.8 |
| Year ended March 31, 2005 | 270.00 | 70.00 | 200.00 | 35,121 | 44.5 | 4.3 |

(3) Non-consolidated financial position

| | Total Assets | Shareholders' Equity | Ratio of Net Worth to Total Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| | million yen | million yen | % | yen |
| As of March 31, 2006 | 1,003,005 | 856,501 | 85.4 | 6,694.51 |
| As of March 31, 2005 | 998,208 | 821,749 | 82.3 | 6,316.08 |

### 2. Forecast for the fiscal year ending March 2007 (April 1, 2006 - March 31, 2007)

| | Net Sales | Income before Income Taxes and Extraordinary Items | Net Income | Annual Cash Dividend per Share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-End | |
| | million yen | million yen | million yen | yen | yen | yen |
| Six months ending Sept. 30, '06 | 200,000 | 23,000 | 14,000 | 70.00 | - | - |
| Year ending March 31, 2007 | 500,000 | 85,000 | 50,000 | - | 70.00～ | 140.00～ |

Estimated annual earnings per share: 390.89 yen

* With respect to this forecast, please refer to page 4 for the forward-looking conditions and other related matters.

# NON-CONSOLIDATED BALANCE SHEETS

| Description \ Date | As of March 31, 2006 Amount | % | As of March 31, 2005 Amount | % | Change Amount |
|---|---|---|---|---|---|
| | million yen | | million yen | | million yen |
| (Assets) | | | | | |
| I **Current assets** | | | | | |
| 1 Cash and deposits | 727,679 | | 717,758 | | 9,921 |
| 2 Notes receivable | 1,345 | | 1,393 | | (47) |
| 3 Trade accounts receivable | 39,678 | | 69,786 | | (30,107) |
| 4 Securities | 17,305 | | 8,551 | | 8,753 |
| 5 Finished goods | 2,934 | | 12,879 | | (9,945) |
| 6 Raw materials | 10,437 | | 2,798 | | 7,638 |
| 7 Goods in process | 95 | | 166 | | (71) |
| 8 Supplies | 210 | | 195 | | 14 |
| 9 Deferred income taxes | 16,135 | | 12,989 | | 3,146 |
| 10 Other current assets | 40,417 | | 24,806 | | 15,610 |
| 11 Allowance for doubtful accounts | (1) | | (65) | | 63 |
| Total current assets | 856,237 | 85.4 | 851,259 | 85.3 | 4,978 |
| II **Fixed assets** | | | | | |
| 1 Property, plant and equipment | | | | | |
| (1) Buildings | 12,951 | | 13,575 | | (623) |
| (2) Structures | 321 | | 364 | | (43) |
| (3) Machinery and equipment | 181 | | 197 | | (16) |
| (4) Automobiles | 20 | | 25 | | (4) |
| (5) Furniture and fixtures | 1,568 | | 1,139 | | 428 |
| (6) Land | 25,182 | | 25,249 | | (67) |
| (7) Construction in progress | - | | 17 | | (17) |
| Total Property, plant and equipment | 40,225 | 4.0 | 40,569 | 4.1 | (344) |
| 2 Intangible assets | | | | | |
| (1) Software | 261 | | 283 | | (22) |
| (2) Other intangible assets | 9 | | 12 | | (3) |
| Total intangible assets | 270 | 0.0 | 296 | 0.0 | (25) |
| 3 Investments and other assets | | | | | |
| (1) Investments in securities | 53,949 | | 67,908 | | (13,958) |
| (2) Investment securities of affiliates | 19,138 | | 18,923 | | 215 |
| (3) Investments in affiliates | 10,419 | | 10,419 | | - |
| (4) Non-current receivable | 2,718 | | 2,648 | | 69 |
| (5) Deferred income taxes | 7,685 | | 8,614 | | (929) |
| (6) Other investments and other assets | 15,077 | | 215 | | 14,861 |
| (7) Allowance for doubtful accounts | (2,717) | | (2,647) | | (69) |
| Total investments and other assets | 106,271 | 10.6 | 106,082 | 10.6 | 188 |
| Total fixed assets | 146,767 | 14.6 | 146,948 | 14.7 | (181) |
| **Total** | **1,003,005** | **100.0** | **998,208** | **100.0** | **4,797** |

| Description | As of March 31, 2006 Amount | % | As of March 31, 2005 Amount | % | Change Amount |
|---|---|---|---|---|---|
| | million yen | | million yen | | million yen |
| (Liabilities) | | | | | |
| **I Current liabilities** | | | | | |
| 1 Notes payable | 4,140 | | 4,063 | | 77 |
| 2 Trade accounts payable | 75,932 | | 102,434 | | (26,501) |
| 3 Other accounts payable | 10,900 | | 11,994 | | (1,094) |
| 4 Accrued income taxes | 42,440 | | 44,724 | | (2,284) |
| 5 Advances received | 228 | | 429 | | (201) |
| 6 Reserve for bonuses | 1,732 | | 1,650 | | 81 |
| 7 Other current liabilities | 10,284 | | 8,883 | | 1,401 |
| Total current liabilities | 145,659 | 14.5 | 174,180 | 17.5 | (28,521) |
| **II Non-current liabilities** | | | | | |
| 1 Non-current accounts payable | 844 | | 461 | | 382 |
| 2 Reserve for directors' retirement and severance benefits | - | | 1,816 | | (1,816) |
| Total non-current liabilities | 844 | 0.1 | 2,278 | 0.2 | (1,434) |
| **Total liabilities** | **146,503** | **14.6** | **176,459** | **17.7** | **(29,955)** |
| (Shareholders' equity) | | | | | |
| **I Common stock** | **10,065** | **1.0** | **10,065** | **1.0** | - |
| **II Additional paid-in capital** | | | | | |
| 1 Capital reserve | 11,584 | | 11,584 | | - |
| 2 Other additional paid-in capital | | | | | |
| Gain on disposal of treasury stock | 0 | | 0 | | 0 |
| Total additional paid-in capital | 11,585 | 1.2 | 11,584 | 1.2 | 0 |
| **III Retained earnings** | | | | | |
| 1 Legal reserve | 2,516 | | 2,516 | | - |
| 2 Optional reserve | | | | | |
| (1) Special reserve | 44 | | 46 | | (2) |
| (2) General reserve | 810,000 | | 760,000 | | 50,000 |
| 3 Unappropriated | 166,686 | | 160,238 | | 6,447 |
| Total retained earnings | 979,247 | 97.6 | 922,801 | 92.4 | 56,445 |
| **IV Unrealized gains on other securities** | **10,716** | **1.1** | **7,194** | **0.7** | **3,521** |
| **V Treasury stock, at cost** | **(155,112)** | **(15.5)** | **(129,896)** | **(13.0)** | **(25,215)** |
| **Total shareholders' equity** | **856,501** | **85.4** | **821,749** | **82.3** | **34,752** |
| **Total** | **1,003,005** | **100.0** | **998,208** | **100.0** | **4,797** |

# NON-CONSOLIDATED STATEMENTS OF INCOME

| Description \ Period | Year Ended March 31, 2006 Amount | % | Year Ended March 31, 2005 Amount | % | Change Amount | % |
|---|---|---|---|---|---|---|
| | million yen | | million yen | | million yen | |
| I **Net Sales** | 411,770 | 100.0 | 443,044 | 100.0 | (31,274) | (7.1) |
| II **Cost of Sales** | 261,855 | 63.6 | 294,661 | 66.5 | (32,805) | (11.1) |
| **Gross margin** | **149,914** | **36.4** | **148,382** | **33.5** | **1,531** | **1.0** |
| III **Selling, general, and administrative expenses** | 68,366 | 16.6 | 48,828 | 11.0 | 19,538 | 40.0 |
| **Operating income** | **81,547** | **19.8** | **99,554** | **22.5** | **(18,006)** | **(18.1)** |
| IV **Other income** | **68,472** | **16.6** | **34,988** | **7.9** | **33,483** | **95.7** |
| 1 Interest income | 18,144 | | 10,755 | | 7,388 | |
| 2 Dividend income | 678 | | 590 | | 88 | |
| 3 Foreign exchange gain | 47,932 | | 22,118 | | 25,813 | |
| 4 Other | 1,716 | | 1,524 | | 192 | |
| V **Other expenses** | **580** | **0.1** | **419** | **0.1** | **161** | **38.4** |
| 1 Sales discount | 561 | | 400 | | 160 | |
| 2 Other | 19 | | 18 | | 1 | |
| **Income before income taxes and extraordinary items** | **149,439** | **36.3** | **134,123** | **30.3** | **15,315** | **11.4** |
| VI **Extraordinary income** | **6,468** | **1.6** | **1,432** | **0.3** | **5,035** | **351.4** |
| 1 Reversal of allowance for doubtful accounts | 73 | | 872 | | (798) | |
| 2 Reversal of loss on investments in securities | 1,408 | | - | | 1,408 | |
| 3 Gain on sales of fixed assets | 6 | | - | | 6 | |
| 4 Gain on sales of investments in securities | 3,653 | | - | | 3,653 | |
| 5 Gain on redemption of investments in securities | 82 | | - | | 82 | |
| 6 Gain on liquidation of affiliates | 5 | | 560 | | (554) | |
| 7 Reversal of reserve for directors' retirement and severance benefits | 1,236 | | - | | 1,236 | |
| VII **Extraordinary loss** | **1,648** | **0.4** | **1,820** | **0.4** | **(171)** | **(9.4)** |
| 1 Loss on disposal of fixed assets | 31 | | 12 | | 19 | |
| 2 Loss on investments in securities | 1,383 | | 1,612 | | (228) | |
| 3 Loss on sales of investments in securities | 233 | | - | | 233 | |
| 4 Loss on liquidation of affiliates | - | | 195 | | (195) | |
| **Income before income taxes and minority interests** | **154,258** | **37.5** | **133,736** | **30.2** | **20,522** | **15.3** |
| Provision for income taxes and enterprise taxes | 67,297 | 16.4 | 47,751 | 10.8 | 19,545 | 40.9 |
| Income taxes deferred | (4,623) | (1.1) | 5,979 | 1.3 | (10,602) | (177.3) |
| **Net income** | **91,585** | **22.2** | **80,005** | **18.1** | **11,579** | **14.5** |
| Retained earnings brought forward | 84,055 | | 89,338 | | (5,283) | |
| Interim cash dividend | 8,954 | | 9,105 | | (151) | |
| **Unappropriated retained earnings** | **166,686** | | **160,238** | | **6,447** | |

# PROPOSAL OF APPROPRIATION

| Description / Period | To be approved on June 29, 2006 at the Annual General Meeting of Shareholders | Approved on June 29, 2005 at the Annual General Meeting of Shareholders |
|---|---|---|
| | Amount | Amount |
| | million yen | million yen |
| **I Unappropriated retained earnings** | 166,686 | 160,238 |
| **II Reversal of special reserve** | | |
| 1 Transfer from reserve for deferred fixed assets | 2 | 2 |
| Total | 166,688 | 160,240 |
| Allocation proposed as follows: | | |
| **III Allocation** | | |
| 1 Cash dividends | 40,932 | 26,015 |
| | (320.00 yen per share) | (200.00 yen per share) |
| 2 Directors' bonuses | 180 | 170 |
| 3 General reserve | 50,000 | 50,000 |
| **IV Retained earnings - carried forward** | 75,576 | 84,055 |

The Company paid 8,954 million yen (70 yen per share) as interim dividend on December 9, 2005.

# BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

**1. A valuation basis and method of securities**

| | |
|---|---|
| Held-to-maturity bonds | Amortized cost method (by straight-line method) |
| Securities of subsidiaries and affiliates | Cost, determined by the moving average method |
| Other securities | |
| Marketable other securities | Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.) |
| Non-marketable other securities | Cost, determined by the moving average method |

**2. A valuation basis and method of derivatives**

Market price method

**3. A valuation basis and method of inventories**

Lower of cost or market method, determined by the moving average method

**4. Depreciation method of fixed assets**

(1) Tangible assets

Declining balance method (Some equipment is depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets are as follows:
Buildings : 3 to 50 years

(2) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

**5. Translation basis of assets and/or liabilities denominated in foreign currencies**

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

**6. Allowance and reserve**

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(2) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amount to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.
Actuarial calculation difference is processed collectively in the accrued year.
In addition, because the Company's plan assets exceeded the cost of retirement benefits during the current consolidated accounting period, reserve for employee retirement and severance benefits is booked as "Prepaid plan assets" in "Other investments and other assets".
(Change in accounting procedure)
Effective as of the annual consolidated accounting period ended March, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7", issued on March 16, 2005. This caused operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests to increase by 2,677 million yen.

(4) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized by the reporting company. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked as part of "Non-current accounts payable".

**7. Lease transactions**

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

**8. Other**

Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

# NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

**Balance sheets information:**

Yen in millions
Shares in thousands

| | As of March 31, 2006 | As of March 31, 2005 |
|---|---|---|
| 1. Accumulated depreciation of tangible assets | 23,542 | 23,529 |
| 2. Receivable from affiliates | | |
| Trade accounts receivable | 29,211 | 62,783 |
| 3. Guaranteed liabilities | 3,434 | 3,377 |
| *<US$ in thousands>* | *<US$29,239>* | *<US$31,450>* |
| 4. Number of authorized shares | 400,000 | 400,000 |
| 5. Number of issued and outstanding shares | 141,669 | 141,669 |
| 6. The increase of net assets due to the increase of fair value of assets | | |
| Net assets provided in the Implementing Regulations 124-3 | 10,447 | 5,990 |

**Statements of income information:**

Yen in millions

| | As of March 31, 2006 | As of March 31, 2005 |
|---|---|---|
| 1. Transactions with affiliates | | |
| Net sales | 252,490 | 314,347 |
| 2. Reseach and development costs | 31,800 | 20,742 |

# [1] LEASE TRANSACTIONS INFORMATION

This information is excluded, since it is disclosed on EDINET.

# [2] SECURITIES INFORMATION

None of shares of subsidiaries or affiliates have market value as of this fiscal year-end and the previous fiscal year-end.

## [3] TAX EFFECT ACCOUNTING INFORMATION

**Year ended March 31, 2006**

1. Significant components of deferred tax assets and liabilities are summarized as follows.

| | Yen in millions |
|---|---|
| Deferred tax assets: | |
| Research and development costs | 12,130 |
| Accrued enterprise tax | 3,374 |
| Other accounts payable and accrued expenses | 3,348 |
| Inventory - write-downs | 3,077 |
| Land | 2,571 |
| Unrealized loss on investments in securities | 2,049 |
| Loss on investments in affiliates | 1,903 |
| Allowance for doubtful accounts | 1,093 |
| Other | 2,613 |
| Total deferred tax assets | 32,163 |
| Deferred tax liabilities: | |
| Unrealized gains on other securities | (7,324) |
| Other | (1,018) |
| Total deferred tax liabilities | (8,342) |
| Net deferred tax assets | 23,820 |

2. Reconciliation of the statutory tax rate and the effective tax rate

This information is omitted, since the difference is not more than five one hundredth of the statutory tax rate.

Year ended March 31, 2005

1. Significant components of deferred tax assets and liabilities are summarized as follows.

| | Yen in millions |
|---|---|
| Deferred tax assets: | |
| Research and development costs | 6,963 |
| Accrued enterprise tax | 3,452 |
| Inventory - write-downs | 2,697 |
| Land | 2,571 |
| Other accounts payable and accrued expenses | 2,558 |
| Loss on investments in affiliates | 2,232 |
| Unrealized loss on investments in securities | 1,961 |
| Allowance for doubtful accounts | 1,059 |
| Other | 3,475 |
| Total deferred tax assets | 26,971 |
| Deferred tax liabilities: | |
| Unrealized gains on other securities | (4,917) |
| Other | (450) |
| Total deferred tax liabilities | (5,367) |
| Net deferred tax assets | 21,604 |

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one hundredth of the statutory tax rate.

## DIRECTORS' CHANGE

(Scheduled date: June 29, 2006)

1. New director candidate:

Director/General Manager, General Affairs Division

**Koji Yoshida** (present position: General Manager, General Affairs Division)

# SUPPLEMENTARY INFORMATION



## 1. CONSOLIDATED SALES UNITS, NUMBER OF NEW TITLES, AND FORECAST

Sales Units in Ten Thousands
Number of New Titles Released

| | | | Twelve Months Apr. '05-Mar. '06 | Twelve Months Apr. '04-Mar. '05 | Life-to-Date through Mar. '06 | Forecast Apr. '06-Mar. '07 |
|---|---|---|---|---|---|---|
| Game Boy Advance | Hardware | Japan | 100 | 234 | 1,655 | |
| | | The Americas | 472 | 856 | 3,810 | |
| | | Other | 261 | 449 | 2,048 | |
| | | Total | 833 | 1,540 | 7,513 | 250 *1 |
| of which Game Boy Advance SP | | Japan | 42 | 232 | 642 | |
| | | The Americas | 426 | 791 | 2,095 | |
| | | Other | 176 | 440 | 1,086 | |
| | | Total | 644 | 1,464 | 3,823 | |
| of which Game Boy Micro | | Japan | 58 | - | 58 | |
| | | The Americas | 47 | - | 47 | |
| | | Other | 79 | - | 79 | |
| | | Total | 183 | - | 183 | |
| | Software | Japan | 728 | 1,554 | 6,982 | |
| | | The Americas | 3,534 | 5,077 | 18,258 | |
| | | Other | 1,674 | 1,826 | 7,533 | |
| | | Total | 5,936 | 8,457 | 32,772 | 3,000 |
| | New Titles | Japan | 76 | 165 | 770 | |
| | | The Americas | 170 | 181 | 866 | |
| | | Other | 170 | 135 | 795 | |
| Nintendo DS | Hardware | Japan | 478 | 212 | 691 | |
| | | The Americas | 292 | 219 | 511 | |
| | | Other | 376 | 95 | 471 | |
| | | Total | 1,146 | 527 | 1,673 | 1,600 *2 |
| of which Nintendo DS Lite | | Japan | 58 | - | 58 | |
| | | The Americas | - | - | - | |
| | | Other | - | - | - | |
| | | Total | 58 | - | 58 | |
| | Software | Japan | 2,152 | 382 | 2,534 | |
| | | The Americas | 1,608 | 475 | 2,083 | |
| | | Other | 1,235 | 192 | 1,427 | |
| | | Total | 4,995 | 1,049 | 6,044 | 7,000 |
| | New Titles | Japan | 147 | 26 | 173 | |
| | | The Americas | 97 | 18 | 115 | |
| | | Other | 84 | 16 | 100 | |
| Nintendo GameCube | Hardware | Japan | 20 | 34 | 400 | |
| | | The Americas | 172 | 261 | 1,217 | |
| | | Other | 44 | 98 | 468 | |
| | | Total | 235 | 392 | 2,085 | - |
| | Software | Japan | 298 | 509 | 2,697 | |
| | | The Americas | 2,388 | 3,318 | 12,164 | |
| | | Other | 592 | 1,015 | 4,046 | |
| | | Total | 3,279 | 4,842 | 18,908 | 1,500 |
| | New Titles | Japan | 37 | 43 | 268 | |
| | | The Americas | 84 | 99 | 509 | |
| | | Other | 67 | 80 | 424 | |
| Wii | Hardware | | - | - | - | 600 |
| | Software | | - | - | - | 1,700 |

[Note] New titles-Other include new titles in the European and Australian markets
*1. The forecast is the combined total of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro
*2. The forecast is the combined total of Nintendo DS and Nintendo DS Lite

## 2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

| | Twelve Months Apr. '05-Mar. '06 | Twelve Months Apr. '04-Mar. '05 | Forecast Apr. '06-Mar. '07 |
|---|---|---|---|
| Capital investments | 5,597 | 4,502 | 7,000 |
| Depreciation expenses of tangible assets | 3,442 | 2,783 | 4,500 |
| Marketing expenses | 55,442 | 53,756 | 58,000 |
| | As of Mar. 31, 2006 | As of Mar. 31, 2005 | |
| Number of Employees | 3,150 | 3,013 | |
| | Twelve Months Apr. '05-Mar. '06 | Twelve Months Apr. '04-Mar. '05 | |
| Average Exchange Rate | | | |
| US$1.00= | ¥113.31 | ¥107.55 | ¥110.00 |
| EUR1.00= | ¥137.86 | ¥135.19 | ¥140.00 |

## 3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

| | | As of Mar. 31, 2006 | | As of Mar. 31, 2005 | | Mar. 31, 2007 |
|---|---|---|---|---|---|---|
| | | Ending balance | Exchange rate | Ending balance | Exchange rate | Est. exchange rate |
| US$ | Cash and Deposits | 2,935 | US$1.00= | 5,168 | US$1.00= | |
| | Accounts Receivable | 116 | ¥117.47 | 345 | ¥107.39 | ¥110.00 |
| EUR | Cash and Deposits | 807 | EUR1.00= | 400 | EUR1.00= | |
| | Accounts Receivable | 106 | ¥142.81 | 172 | ¥138.87 | ¥140.00 |

(Summary Translation)
File Number: 82-2544

RECEIVED
2006 JUN 30 P 6:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 25, 2006

Nintendo Co., Ltd.
Satoru Iwata
President

**Notice of Partial Amendment of the Articles of Incorporation**

Upon resolution by the Board of Directors' Meeting held on May 25, 2006, Nintendo Co., Ltd. ("the Company") hereby announces the partial amendment of its Articles of Incorporation, which is to be presented for approval at the 66th annual general meeting of shareholders scheduled for June 29, 2006 as follows:

1. Reasons for the Amendments

(1) To expand the purpose of the enterprise by preparing for expansion of operations amid the changing business environment associated with the penetration of the Internet. (Article 2)

(2) Since the Company Law, Implementation Rules of the Company Law, and Rules on Company Calculation have been taken into effect as of May 1, 2006, the Articles of Incorporation are to be amended for the following reasons:

i. To improve public announcement functions and convenience, as well as to reduce expenses, the method of public announcements by the Company will be changed to an electronic basis and some reference material for the general meeting of shareholders will be made available on the Internet. (Articles 5 and 16)

ii. To define the rights of shareholders owning odd lot shares as well as to clarify the place of assembly for the general meeting of shareholders and method of exercising voting rights by proxy (Articles 9, 13.2, and 18.1)

iii. To provide prompt and expeditious profit returns to our shareholders, distribution of surplus etc. will be decided upon resolution by the Board of Directors' Meeting. (Article 43)

iv. To make resolutions of the Board of Directors in written or electro-magnetic form for the purpose of expeditious and efficient operations of the Board of Directors' meeting (Article 26.2)

v. To establish a company organization to establish provisions regarding accounting auditors. (Articles 4, Articles 40 and 41 of Chapter 6)

vi. In addition to the above, the required changes are made such as addition, deletion, modification, and transfer of the provisions necessary for a listed corporation under the Company Law.

(3) In addition to the above, adjustments are to be made throughout the Articles of Incorporation to article numbers and wording.

2. Details of amendments

3. Schedule

Annual general meeting of shareholders to be held on June 29, 2006

Amendment of the Articles of Incorporation to be effective as of June 29, 2006

File No.: 82-2544

RECEIVED
2006 JUN 30 P 6:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE



# Financial Result Briefing for the Fiscal Year Ended March 2006 (FY06)



Nintendo®

2006/5/26

# Nintendo IR Reference Material of the Fiscal Year Ended March 2006 (FY06)

## Highlights of the Fiscal Year Ended March 2006

*A software lineup known as "Touch! Generations" was introduced to cultivate a new user demographic which include seniors and females. "Touch! Generation" titles offer an entertaining experience that provide a fresh sensation to skilled gamers which is at the same time easily accessible to those who were not familiar with video games in the past. Among those titles, "Nintendogs", which allows the player to interact with virtual puppies on the screen, sold 6.65 million units worldwide. Also from the lineup, a new brain training genre, "Brain Age: Train Your Brain in Minutes a Day", coupled with its sequel version, and "Big Brain Academy", not yet released outside Japan, reached 5.10 million units of sales in total.
*In addition, free internet access service "Nintendo Wi-Fi Connection" for "Nintendo DS" is favorably accepted by wide audience. The service bears the slogan "EASY, SAFE, FREE", which helped boost the sales of "Mario Kart DS" (an action racing game that lets the player compete against other players from around the world) and "Animal Crossing Wild World" (a game that lets you communicate with friends) to 4.22 million units and 3.56 million units respectively.
*Furthermore, "Nintendo DS Lite", an upgraded model of "Nintendo DS" was launched on March 2, 2006 in Japan. While retaining the unique and various interface from "Nintendo DS", lighter , thinner and handier new "Nintendo DS Lite" obtained 4-grade brightness adjustment function on its dual screens.
*For handheld game products in the electronic entertainment products division, "Nintendo DS" and its upgraded model "Nintendo DS Lite" sold a total of more than 16 million units on a worldwide cumulative basis in just over sixteen months after launch. Especially in Japan, "Nintendo DS" is selling at a faster rate than any gaming device ever.
*The "Game Boy Advance" software title "Pokémon Emerald", which launched in Japan during September 2004, in the United States in May 2005 and in Europe in October 2005, enjoyed extremely favorable sales, totaling 5.19 million units worldwide.
*For console game products in the electronic entertainment products division, "Mario Party 7", "Pokémon XD: Gale of Darkness" and "Super Mario Strikers" each for "Nintendo GameCube" sold fairly well worldwide and exceeded a million unit respectively.

## Total Sales Units of Major Software Titles (Fiscal Year Ended March 2006)

Sales Units in Ten Thousands

| | | Worldwide Apr. 05 - Mar. '06 |
|---|---|---|
| Game Boy Advance | Pokémon Emerald | 357 |
| Nintendo DS | Nintendogs | 665 |
| | Mario Kart DS | 422 |
| Nintendo GameCube | Mario Party 7 | 186 |
| | Pokémon XD: Gale of Darkness | 125 |

## Total Software Sales by Franchise Character

Sales Units in Ten Thousands

| | | Worldwide Life-to-Date through Mar. '06 |
|---|---|---|
| Super Mario Series | Handheld Games (11 Titles) | 6,256 |
| | Console Games (10 Titles) | 12,247 |
| | Total | 18,503 |
| The Legend of Zelda Series | Handheld Games (8 Titles) | 1,569 |
| | Console Games (7 Titles) | 3,155 |
| | Total | 4,724 |
| Donkey Kong Series | Handheld Games (11 Titles) | 1,743 |
| | Console Games (13 Titles) | 3,046 |
| | Total | 4,789 |
| Pokémon Series | Handheld Games (12 Titles) | 10,613 |

# Launch Dates of Primary NINTENDO Products by Region (Apr. 2005- Mar. 2006)

| | | Game Boy Advance | | Nintendo DS | | Nintendo GameCube | |
|---|---|---|---|---|---|---|---|
| Region | Category | Title | Launch Date | Title | Launch Date | Title | Launch Date |
| Japan | (Hardware) | Game Boy Micro | Sept. 13, '05 | Nintendo DS Lite | Mar. 2, '06 | | |
| | (Software) | The Tower SP | Apr. 28, '05 | Electroplankton | Apr. 7, '05 | Fire Emblem: Path of Radiance | Apr. 20, '05 |
| | | Donkey Kong: King of Swing | May 19, '05 | Nintendogs Dachshund & Friends | Apr. 21, '05 | Metroid Prime 2 Dark Echoes | May 26, '05 |
| | | Nonono Puzzle Chairian | Jun. 16, '05 | Nintendogs Chihuahua & Friends | Apr. 21, '05 | Chibi-Robo! | Jun. 23, '05 |
| | | Super Mario Brothers (re-release) | Sept. 13, '05 | Nintendogs Shiba Inu & Friends | Apr. 21, '05 | Dance Dance Revolution with MARIO | Jul. 14, '05 |
| | | Dr. Mario & Puzzle League | Sept. 13, '05 | Brain Age:Train Your Brain in Minutes a Day | May 19, '05 | Mario Superstar Baseball | Jul. 21, '05 |
| | | Mario Tennis: Power Tour | Sept. 13, '05 | DS Rakubikijiten | Jun. 16, '05 | Pokémon XD: Gale of Darkness | Aug. 4, '05 |
| | | Drill Dozer | Sept. 22, '05 | Advance Wars: Dual Strike | Jun. 23, '05 | Battalion Wars | Oct. 27, '05 |
| | | Polarium Micro | Oct. 13, '05 | Big Brain Academy | Jun. 30, '05 | Mario Party 7 | Nov. 10, '05 |
| | | Pokémon Mystery Dungeon Red Rescue Team | Nov. 17, '05 | Osu! Tatakae! Oendan! | Jul. 28, '05 | Densetsu no Kuizuo Ketteisen | Dec. 8, '05 |
| | | Donkey Kong Country 3 | Dec. 1, '05 | JUMP SUPER STARS | Aug. 8, '05 | Super Mario Strikers | Jan. 19, '06 |
| | | | | Pokémon Trozei | Oct. 20, '05 | Baten Kaitos Origins | Feb. 23, '06 |
| | | | | Super Princess Peach | Oct. 20, '05 | | |
| | | | | Clubhouse Games | Nov. 3, '05 | | |
| | | | | True Swing Golf | Nov. 10, '05 | | |
| | | | | Pokémon Mystery Dungeon Blue Rescue Team | Nov. 17, '05 | | |
| | | | | Animal Crossing: Wild World | Nov. 23, '05 | | |
| | | | | Hamtaro NazoNazoQ Kumonoueno? Jo | Dec. 1, '05 | | |
| | | | | Mario Kart DS | Dec. 8, '05 | | |
| | | | | Mario & Luigi: Partners in Time | Dec. 29, '05 | | |
| | | | | Brain Training 2 | Dec. 29, '05 | | |
| | | | | Metroid Prime Pinball | Jan. 19, '06 | | |
| | | | | English Training | Jan. 26, '06 | | |
| | | | | Eye Shield 21 Max Devil Power! | Feb. 2 '06 | | |
| | | | | Magnetica | Mar. 2, '06 | | |
| | | | | Pokémon Ranger | Mar. 23, '06 | | |
| The Americas | (Hardware) | Game Boy Micro | Sept. 19, '05 | | | | |
| | (Software) | Pokémon Emerald | May 1, '05 | Polarium | Apr. 18, '05 | Donkey Konga 2 | May 9, '05 |
| | | Fire Emblem: The Sacred Stones | May 23, '05 | Kirby: Canvas Curse | Jun. 13, '05 | Geist | Aug. 15, '05 |
| | | WarioWare: Twisted! | May 23, '05 | Meteos | Jun. 27, '05 | Mario Superstar Baseball | Aug. 29, '05 |
| | | Yoshi Topsy-Turvy | Jun. 13, '05 | Advance Wars: Dual Strike | Aug. 22, '05 | Battalion Wars | Sept. 19, '05 |
| | | Dynasty Warriors Advance | Aug. 29, '05 | Nintendogs Dachshund & Friends | Aug. 22, '05 | Pokémon XD: Gale of Darkness | Oct. 3, '05 |
| | | Donkey Kong: King of Swing | Sept. 19, '05 | Nintendogs Chihuahua & Friends | Aug. 22, '05 | Fire Emblem: Path of Radiance | Oct. 17, '05 |
| | | Donkey Kong Country 3 | Nov. 7, '05 | Nintendogs Lab & Friends | Aug. 22, '05 | Dance Dance Revolution with MARIO | Oct. 24, '05 |
| | | Dr. Mario & Puzzle League | Nov. 28, '05 | Trace Memory | Sept. 26, '05 | Mario Party 7 | Nov. 7, '05 |
| | | Mario Tennis: Power Tour | Dec. 5, '05 | Metroid Prime Pinball | Oct. 24, '05 | Super Mario Strikers | Dec. 5, '05 |
| | | Final Fantasy IV | Dec. 12, '05 | Mario Kart DS | Nov. 14, '05 | Chibi-Robo | Feb. 6, '06 |
| | | Drill Dozer | Feb. 6, '06 | Mario & Luigi: Partners in Time | Nov. 28, '05 | | |
| | | Tales of Phantasia | Mar. 6, '06 | Animal Crossing: Wild World | Dec. 5, '05 | | |
| | | | | Electroplankton | Jan. 9, '06 | | |
| | | | | True Swing Golf | Jan. 23, '06 | | |
| | | | | Super Princess Peach | Feb. 27, '06 | | |
| | | | | Pokémon Trozei | Mar. 6, '06 | | |
| | | | | Metroid Prime Hunters | Mar. 20, '06 | | |
| | | | | Tetris DS | Mar. 20, '06 | | |
| Europe | (Hardware) | Game Boy Micro | Nov. 4, '05 | | | | |
| | (Software) | Yoshi's Universal Gravitation | Apr. 22, '05 | Yoshi Touch & Go | May 6, '05 | Star Fox Assault | Apr. 29, '05 |
| | | Kingdom Hearts: Chain of Memories | May 6, '05 | Ridge Racer DS | Jun. 3, '05 | Donkey Konga 2 | Jun. 3, '05 |
| | | Mario Party Advance | Jun. 10, '05 | Another Code: Two Memories | Jun. 24, '05 | Geist | Oct. 7, '05 |
| | | Pokémon Emerald | Oct. 21, '05 | Meteos | Sept. 23, '05 | Dance Dance Revolution with MARIO | Oct. 28, '05 |
| | | Fire Emblem: The Sacred Stones | Nov. 4, '05 | Advance Wars: Dual Strike | Sept. 30, '05 | Fire Emblem: Path of Radiance | Nov. 4, '05 |
| | | Donkey Kong Country 3 | Nov. 4, '05 | Nintendogs Dachshund & Friends | Oct. 7, '05 | Mario Superstar Baseball | Nov. 11, '05 |
| | | Dr. Mario & Puzzle League | Nov. 4, '05 | Nintendogs Chihuahua & Friends | Oct. 7, '05 | Pokémon XD: Gale of Darkness | Nov. 18, '05 |
| | | Mario Power Tennis | Nov. 18, '05 | Nintendogs Lab & Friends | Oct. 7, '05 | Super Mario Strikers | Nov. 18, '05 |
| | | Dynasty Warriors Advance | Dec. 2, '05 | Nintendo Touch Golf: Birdie Challenge | Nov. 25, '05 | Battalion Wars | Dec. 9, '05 |
| | | Tales of Phantasia | May 31, '06 | Mario Kart DS | Nov. 25, '05 | Mario Party 7 | Jan. 27 '06 |
| | | | | Kirby: Power Paintbrush | Nov. 25, '05 | Odama | Mar. 31 '06 |
| | | | | Mario & Luigi: Partners in Time | Jan. 27, '06 | | |
| | | | | Animal Crossing: Wild World | Mar. 31, '06 | | |

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

## Launch Schedule of Primary NINTENDO Products by Region (Apr. 2006- Mar. 2007)

| Region | Category | Game Boy Advance Title | Launch Date | Nintendo DS Title | Launch Date |
|---|---|---|---|---|---|
| Japan | (Software) | Eyeshield 21 Devilbats Devildays | 2006/4/6 | Densetsu no Stafy 4 | 2006/4/13 |
| | | Earth Bound 3 | 2006/4/20 | Kanji Sonomama DS Rakubiki Jiten | 2006/4/13 |
| | | Karuchobit | 2006/5/18 | Tabi no Yubisashi KaiwachoDS series.1 Thai | 2006/4/20 |
| | | bit Generations dotstream | 2006/7/13 | Tabi no Yubisashi KaiwachoDS series2 China | 2006/4/20 |
| | | bit Generations BOUNDISH | 2006/7/13 | Tabi no Yubisashi KaiwachoDS series3 Korea | 2006/4/20 |
| | | bit Generations DIALHEX | 2006/7/13 | Tabi no Yubisashi KaiwachoDS series4 America | 2006/4/27 |
| | | bit Generations COLORIS | 2006/7/27 | Tabi no Yubisashi KaiwachoDS series5 Germany | 2006/4/27 |
| | | bit Generations DIGIDRIVE | 2006/7/27 | Tetris DS | 2006/4/27 |
| | | bit Generations ORBITAL | 2006/7/27 | New Super Mario Brothers | 2006/5/25 |
| | | bit Generations Soundvoyager | 2006/7/27 | Mawashite Tsunageru Touch Panic | 2006/5/25 |
| | | Rhythm Kingdom | 2006/8/3 | Metroid Prime Hunters | 2006/6/1 |
| | | | | Magical Vacation 5tsuno Hoshiga Narabutoki | 2006/6/22 |
| | | | | Project Hacker kakusei | 2006/7/13 |
| | | | | Shaberu DS Oryouri Navi | 2006/7/20 |
| | | | | Mario Hoops 3on3 | 2006/7/27 |
| | | | | Star Fox Command | 2006/8/3 |
| | | | | Pokémon Diamond | This Fall |
| | | | | Pokémon Pearl | This Fall |
| | | | | Jump Super Stars 2(tentative name) | This Winter |
| | | | | Hotel Dusk Room 215(tentative name) | 2006 |
| | | | | Custom Robo Arena(tentative name) | 2006 |
| | | | | Tinkle RPG(tentative name) | 2006 |
| | | | | Kaitou Wario(tentative name) | 2006 |
| | | | | ARCHAIC SEALED HEAT | 2006 |
| | | | | DS Bimoji Training (tentative name) | TBA |
| | | | | DS AIR(tentative name) | TBA |
| | | | | Kirby DS(tentative name) | TBA |
| | | | | The Legend of Zelda Phantom Hourglass(tentative name) | TBA |
| | | | | Chibi Robo!DS(tentative name) | TBA |
| | | | | DK King of Swing DS(tentative name) | TBA |
| | | | | Mario vs.Donkey Kong 2: March of the Minis | TBA |
| | | | | Yoshi Island 2(tentative name) | TBA |
| The Americas | (Software) | Pokémon Mystery Dungeon Red Rescue Team | 2006/9/18 | Brain Age:Train Your Brain in Minutes a Day | 2006/4/17 |
| | | Final Fantasy V | 2006/11 | New Super Mario Brothers | 2006/5/15 |
| | | Final Fantasy VI | 2007 | Big Brain Academy | 2006/6/5 |
| | | | | Magnetica | 2006/6/5 |
| | | | | Sudoku Gridmaster | 2006/6/26 |
| | | | | Tenchu DARK SECRET | 2006/8/21 |
| | | | | Star Fox Command | 2006/8/28 |
| | | | | Mario Hoops 3on3 | 2006/9/11 |
| | | | | Pokémon Mystery Dungeon Blue Rescue Team | 2006/9/18 |
| | | | | Mario vs.Donkey Kong 2: March of the Minis | 2006/9/25 |
| | | | | Seiken Densetsu DS CHILDREN of MANA | 2006/Q4 |
| | | | | Club House Games(tentative name) | 2006/Q4 |
| | | | | Custom Robo Arena(tentative name) | 2006/Q4 |
| | | | | Diddy Kong Racing DS | 2006/Q4 |
| | | | | Elite Beat Agents | 2006/Q4 |
| | | | | Hotel Dusk Room 215(tentative name) | 2006/Q4 |
| | | | | Magical Vacation 5tsunohoshiganarabutoki | 2006/Q4 |
| | | | | Pokémon Ranger | 2006/Q4 |
| | | | | The Legend of Zelda: Phantom Hourglass | 2006/Q4 |
| | | | | Yoshi's Island 2 | 2006/Q4 |
| | | | | Chibi Robo DS(tentative name) | TBA |
| | | | | DS AIR(tentative name) | TBA |
| | | | | DK King of Swing DS(tentative name) | TBA |
| | | | | Kirby DS(tentative name) | TBA |
| | | | | ARCHAIC SEALED HEAT | TBA |
| Europe | (Software) | Polarium Advance | 2006/4/7 | Tetris DS | 2006/4/21 |
| | | Final Fantasy IV | 2006/6/2 | Trauma Center | 2006/4/28 |
| | | | | Pokémon Link! | 2006/5/5 |
| | | | | Metroid Prime Hunters | 2006/5/5 |
| | | | | Super Princess Peach | 2006/5/26 |
| | | | | DR. KAWASHIMA'S BRAIN TRAINING: HOW OLD IS YOUR BRAIN? | 2006/6/9 |
| | | | | New Super Mario Brothers | 2006/6/30 |
| | | | | Big Brain Academy | 2006/7/7 |
| | | | | Electroplankton | 2006/7/7 |
| | | | | Tenchuu DARK SECRET | 2006/9 |
| | | | | Club House Games | 2006/9 |
| | | | | English Training(tentative name) | 2006/9 |

Notes: Launch dates and titles etc. are subject to change.

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

## Launch Schedule of Primary NINTENDO Products by Region (Apr. 2006- Mar. 2007)

| | | Nintendo GameCube | | Wii | |
|---|---|---|---|---|---|
| Region | Category | Title | Launch Date | Title | Launch Date |
| Japan | Software | Odama | 2006/4/13 | Disaster: Day of Crisis (tentative name) | TBA |
| | | SUPER PAPER MARIO | 2006/8/3 | Excite Truck (tentative name) | TBA |
| | | DK Bongo Blast | 2006/8/10 | Fire Emblem (tentative name) | TBA |
| | | Kirby GC (tentative name) | 2006 | Metroid Prime 3: Corruption (tentative name) | TBA |
| | | The Legend of Zelda: Twilight Princess | 2006 | Project H.A.M.M.E.R. (tentative name) | TBA |
| | | Eye Shield 21 (tentative name) | TBA | Super Mario Galaxy (tentative name) | TBA |
| | | GEIST | TBA | The Legend of Zelda: Twilight Princess (tentative name) | TBA |
| | | | | WarioWare: Smooth Moves (tentative name) | TBA |
| | | | | Wii Sports (tentative name) | TBA |
| Americas | Software | Odama | 2006/4/10 | | |
| | | Baten Kaitos Origins | 2006/9/25 | | |
| | | DK Bongo Blast | 2006/Q4 | | |
| | | SUPER PAPER MARIO | 2006/Q4 | | |
| | | The Legend of Zelda: Twilight Princess | 2006/Q4 | | |
| Europe | Software | Chibi-Robo! | 2006/5/26 | | |

Notes: Launch dates and titles etc. are subject to change.

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

# Upcoming Third-Party Software Lineup

**Nintendo DS**
**Japan**

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Tenchu Dark Shadow | FromSoftware | 2006/4/6 |
| Nobunagano Yabou DS | Koei | 2006/4/27 |
| NARUTO Saikyou Ninja Daikesshu! 4 DS | TakaraTomy | 2006/4/27 |
| Unouno Tatsujin Ganbarettrainer | BandaiNamcoGames | 2006/5/18 |
| Digimon Story | BandaiNamcoGames | 2006/6/15 |
| Mega Man ZX | Capcom | 2006/7/6 |
| Brave Story (tentative name) | BandaiNamcoGames | 2006/7/6 |
| NARUTO NARUTO RPG3 Reijuu VS Konohashoutai | TakaraTomy | 2006/7/13 |
| Touch ! Bomberman Land | Hudson | 2006/7/20 |
| Atsumare Pawapurokun no DS Koushien | Konami Digital Entertainment | 2006/7/27 |
| Kouchuu Ouja Mushi King -Greatest Champion he no Michi- | Sega | 2006/7/27 |
| Dino King Battle -Taiko kara no Hyouryuusha - | Taito | 2006/8 |
| Rune Factory Shin Bokujoumonogatari | Mervelous Interactive | 2006/8 |
| Sudoku 2 | Hudson | This Fall |
| Bokura no Taiyo Django&Sabata | Konami Digital Entertainment | This Winter |
| World Soccer Winning Eleven DS | Konami Digital Entertainment | 2006 |
| Pawapurokun Pocket 9 | Konami Digital Entertainment | 2006 |
| Castlevania -Gallery of Labyrinth- | Konami Digital Entertainment | 2006 |
| Final Fantsy Ⅲ | Square Enix | 2006 |
| Hushigi no Danjon Huurai no Shiren DS (tentative name) | Sega | 2006 |
| Tamagocchi no Puchipuchi Omisecchi 2(tentative name) | BandaiNamcoGames | 2006 |
| Tales of the Tempest | BandaiNamcoGames | 2006 |
| Super Robot Taisen DS | Banpresto | 2006 |
| Phoenix Wright Ace Attorney 2 | Capcom | 2006 |
| Momotaro Dentetsu DS(tentative name) | Hudson | 2006 |

**GameBoy Advance**
**Overseas**

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Top Spin 2 | 2K Games | 2006/4 |
| Dragonball Advanced Adventures | Atari | 2006/6 |
| Pirates of the Caribbean: Dead Man's Chest | Buena Vista | 2006/6 |
| Mega Man Battle Network 6 Cybeast Falzar | Capcom | 2006/6 |
| Mega Man Battle Network 6 Cybeast Gregar | Capcom | 2006/6 |
| Disney/Pixar Cars | THQ | 2006/6 |
| Tomb Raider Legend | Eidos | 2006/9 |
| LEGO Star Wars II: The Original Trilogy | Lucas Arts | 2006/9 |
| Open Season | Ubisoft | 2006/9 |
| The Legend of Spyro: A New Beginning | Vivendi Universal | 2006/10 |
| The Ant Bully | Midway Games | 2006/Q3 |
| Tony Hawk's Downhill Jam | Activision | 2006/Q4 |
| Tom and Jerry Tales™ | Warner Bros. Interactive Entertainment | 2006/Q4 |
| Superman Returns | Electronic Arts | TBA |

**Nintendo DS**

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Point Blank | Namco Bandai | 2006/6 |
| Hi Hi Puffy AmiYumi: The Genie and the Amp | D3 | 2006/7 |
| Spectrobes | Buena Vista | 2006/9 |
| Mega Man ZX | Capcom | 2006/9 |
| Tomb Raider Legend | Eidos | 2006/9 |
| FINAL FANTASY III | Square Enix | 2006/9 |
| SpongeBob: Creature from the Krusty Krabb | THQ | 2006/10 |
| Crash Boom Bang! | Vivendi Universal | 2006/10 |
| Totally Spies! 2 (Working title) | Atari | 2006/11 |
| Castlevania Portrait of Ruin | Konami | This Fall |
| Marvel™: Ultimate Alliance | Activision | 2006/Q4 |
| Tony Hawk's Downhill Jam | Activision | 2006/Q4 |
| Charlotte's Web | Sega | 2006/Q4 |
| Tom and Jerry Tales™ | Warner Bros. Interactive Entertainment | 2006/Q4 |
| Mech Assault: Phantom War | Majesco | 2006 |
| Superman Returns | Electronic Arts | TBA |

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories or countries.

**Upcoming Third-Party Software Lineup**

(Japan)

Wii

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Trauma Center: Second Opinion (tentative name) | Atlas | TBA |
| Resident Evil series(tentative name) | Capcom | TBA |
| Sengoku Action (tentative name) | Koei | TBA |
| Elebits(tentative name) | Konami Digital Entertainment | TBA |
| DRAGON QUEST SWORDS™ : The Masked Queen and the Tower of Mirrors™ (tentative name) | Square Enix | TBA |
| FINAL FANTSY(R) CRYSTAL CHRONICLES: Crystal Bearers™(tentative name) | Square Enix | TBA |
| Necronesia(tentative name) | Spike | TBA |
| Super Monkey Ball Banana Blitz(tentative name) | Sega | TBA |
| Sonic Wild Fire(tentative name) | Sega | TBA |
| Densha de GO ! (tentative name) | Taito | TBA |
| Swing Golf Pangya(tentative name) | Tecmo | TBA |
| Bomber-man Land(tentative name) | Hudson | TBA |
| Mobilesuites GUNDAM(tentative name) | Bandai Namco Games | TBA |
| TAMAGOCCHI (tentative name) | Bandai Namco Games | TBA |
| Final Halon(tentative name) | Bandai Namco Games | TBA |
| Harvest Moon Series(tentative name) | Marvelous Interactive | TBA |

(Overseas)

Nintendo GameCube

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Backyard Baseball 2007 | Atari | 2006/6 |
| Disney/Pixar Cars | THQ | 2006/6 |
| Pac-Man World Rally | Namco Bandai | 2006/7 |
| Monster House | THQ | 2006/7 |
| Madden NFL '07 | Electronic Arts | 2006/8 |
| One Piece: Pirates' Carnival | Namco Bandai | 2006/8 |
| Super Monkey Ball Adventure | Sega | 2006/Q2 |
| Tomb Raider Legend | Eidos | 2006/9 |
| LEGO Star Wars II: The Original Trilogy | LucasArts | 2006/9 |
| The Grim & Adventures of Billy & Mandy | Midway | 2006/9 |
| Avatar: The Last Airbender | THQ | 2006/9 |
| Open Season | Ubisoft | 2006/9 |
| Tom Clancy's Splinter Cell Double Agent | Ubisoft | 2006/9 |
| NARUTO™: CLASH OF NINJA™ 2 | TakaraTomy | 2006/Q3 |
| Dreamworks Flushed Away | D3 | 2006/10 |
| Bionicle Heroes | Eidos | 2006/10 |
| SpongeBob: Creature from the Krusty Krabb | THQ | 2006/10 |
| The Legend of Spyro: A New Beginning | Vivendi Universal | 2006/10 |
| Backyard Basketball 2007 | Atari | 2006/11 |
| Rayman IV | Ubisoft | 2006/11 |

Wii

| Title | Third-Party Publisher | Launch Date |
|---|---|---|
| Tony Hawk's Downhill Jam™(tentative name) | Activision | TBA |
| Call of Duty(R) 3(tentative name) | Activision | TBA |
| Dragon Ball Z Budokai: Tenkaichi 2(tentative name) | Atari | TBA |
| Disney's Meet the Robinsons(tentative name) | Buena Vista Games | TBA |
| Resident Evil series(tentative name) | Capcom | TBA |
| Madden NFL '07(tentative name) | Electronic Arts | TBA |
| Elebits(tentative name) | Konami Digital Entertainment | TBA |
| The Ant Bully(tentative name) | Midway Games | TBA |
| Super Monkey Ball Banana Blitz(tentative name) | SEGA | TBA |
| SONIC WILD FIRE(tentative name) | SEGA | TBA |
| FINAL FANTASY(R) CRYSTAL CHRONICLES: Crystal Bearers™(tentative name) | Square Enix | TBA |
| DRAGON QUEST SWORDS™ : The Masked Queen and the Tower of Mirrors™ (tentative name) | Square Enix | TBA |
| SpongeBob SquarePants: Creature from the Krusty Krab(tentative name) | THQ | TBA |
| Rayman Raving Rabbids(tentative name) | Ubisoft | TBA |
| RED STEEL(tentative name) | Ubisoft | TBA |

Notes: Launch dates and titles etc. are subject to change.
Notes: Launch dates may be different depending on territories or countries.

RECEIVED
2006 JUN 30 P 6:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 29, 2006

Nintendo Co., Ltd.
Satoru Iwata
President

**Corporate Governance**

Ⅰ. Basic perspective on corporate governance and capital structure, business attributes, and other fundamental information

1. Basic perspective on corporate governance

2. Capital structure
    Major shareholders

3. Business attributes

4. Other extraordinary circumstances that could have a significant impact on corporate governance

Ⅱ. The corporate governance system regarding the management organization etc. concerning management decisions, execution, and administration

1. Structure of organization and matters pertaining to organizational operation etc.
    Board of Directors
    Board of Auditors
    Incentives
    Directors' compensation
    Support system for outside directors and outside auditors

2. Matters concerning functions of execution of operations, auditing and administration, appointment, and compensation resolution

Ⅲ. Policies implemented for the sake of shareholders and other stakeholders

1. Initiatives to make shareholders' meeting more vivid and develop efficient methods of exercising voting rights

2. Investor relations activities

3. Initiatives taken from a stakeholder standpoint

Ⅳ. Basic perspective on the internal control system and its current status

Ⅴ. Others

1. Countermeasures against M&A

2. Other matters pertaining to the corporate governance system

Reference: Chart of the corporate governance system

(Summary translation)
File No. 82-2544

RECEIVED
2006 JUN 30 P 1:27
OFFICE OF INTERNATIONAL

June 9, 2006

Dear Shareholders:

# Notice of the 66th Annual General Meeting of Shareholders

This is to inform you that the Company's 66th Annual General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you can mail the voting instruction card which must be received no later than 5:00 p.m. on Wednesday, June 28, 2006, duly signed by you after marking "for" or "against" each proposal. We ask you to vote after examining the reference materials contained herein.

※※※※※※※※※※※※※※※※※※※※※※※※

1. Time and Date: 10:00 a.m. on Thursday, June 29, 2006, Japan time
2. Place: 7th Floor Conference Room at the head office of the Company, 11-1 Kamitoba Hokotate-cho, Minami-ku, Kyoto 601-8501, Japan
3. Purposes of the Meeting:

- Matters to be Reported:

(1) The business report, consolidated balance sheet and consolidated statement of income with respect to the 66th fiscal period (from April 1, 2005 to March 31, 2006), along with audit results by accounting auditors and Board of Corporate Auditors for the consolidated financial documents

(2) Non-consolidated balance sheet and non-consolidated statement of income with respect to the 66th fiscal period (from April 1, 2005 to March 31, 2006), along with acquisition of the Company's own shares in conformity with the Board of Directors resolution stipulated in the Articles of Incorporation

- Matters to be Acted Upon:

Proposal No.1: To approve the proposed appropriation of profits with respect to the 66th fiscal period
Proposal No.2: To approve the proposed amendment of the Articles of Incorporation
Proposal No.3: To elect thirteen directors
Proposal No.4: To approve the proposed revision of directors' compensation
Proposal No.5: To approve the proposed revision of corporate auditors' compensation

Sincerely yours,

Satoru Iwata
President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho, Minami-ku,
Kyoto 601-8501, Japan

---

1. In the case that reference materials contained herein are to be modified, such information will be posted on the Company's web site at http://www.nintendo.co.jp.
2. Shareholders attending the meeting are requested to hand in the enclosed voting instruction card to the reception desk at the meeting.

Appendix to the Notice of the 66th Annual General Meeting of Shareholders

Business Report for the 66th Fiscal Period
(Fiscal year from April 1, 2005 to March 31, 2006)

1. Overview of the Business

(1) Business Progress and Results of the Business Group

During the fiscal year ended March 31, 2006, despite concerns relating to surging crude oil prices, the Japanese economy continued to show a pattern of recovery due to increased exports and production, and steady consumer spending supported by improvements in the employment environment and household income. The U.S. economy continued to show steady performance due to favorable consumer spending and capital investment. As for Europe, the business environment showed indications of improvement even though it was moderate.
In the video game industry, the handheld game market performed well with the launch of new hardware models. On the other hand, the market for consoles showed weak performance.
Nintendo's approach over the past year was to expand the gaming population by introducing "Nintendo DS", a handheld gaming device equipped with a touch screen and microphone port that enables intuitive game play, along with its wireless communication capability. These features have made it possible for new and unprecedented ideas to be introduced that expand the definition of video games. In order to cultivate a new user demographic, which include seniors and females, a software lineup known as "Touch! Generations" was introduced. "Touch! Generations" titles offer an entertaining experience that provide a fresh sensation to skilled gamers which is at the same time, easily accessible to those who were not familiar with video games in the past. In addition, "Nintendo Wi-Fi Connection", the wireless internet service for the "Nintendo DS" which has three key elements; "easy, safe, and charge-free" gained popularity and was accepted by a broad range of people.
Consolidated net sales for the fiscal year ended March 31, 2006 resulted in 509.249 billion yen (previous fiscal year resulted in 515.292 billion yen), recurring profit was 160.759 billion yen (previous fiscal year was 145.292 billion yen) and net income was 98.378 billion yen (previous fiscal year was 87.416 billion yen).
With respect to sales by business category, in the electronic entertainment products division, "Nintendo DS" and its new model "Nintendo DS Lite" sold a total of more than 16 million units on a worldwide basis in just over sixteen months after launch. Especially in Japan, "Nintendo DS" is selling at a faster rate than any other gaming device. Since January of this year, more than anticipated demand for it led to a shortage in supply, causing inconvenience to consumers and retailers. "Nintendo DS" software also enjoyed a boost in sales as the "Touch! Generations" titles, aimed at expanding the user base, sold exceptionally well. Among these titles, "Nintendogs", which allows the player to interact with virtual puppies on the screen sold 6.65 million units worldwide. Also from the lineup, a new brain training genre, "Brain Age: Train Your Brain in Minutes a Day", coupled with its sequel version, and "Big Brain Academy", even though released only in Japan, brought total unit sales of these three "Touch! Generations" titles during the period to 5.10 million. In addition, "Nintendo Wi-Fi Connection" compatible titles such as "Mario Kart DS", (an action racing game that lets the player compete against other players from around the world) sold 4.22 million units. Also, "Animal Crossing: Wild World", (a game that lets you communicate with friends) sold 3.56 million units. As for "Nintendo GameCube", the software titles such as "Mario Party 7" (a get-together game that lets up to eight players play simultaneously) and the role playing game "Pokémon XD: Gale of Darkness" each sold more than a million units, however, overall console hardware and software sales declined.
In total, net sales in the electronic entertainment products division were 507.072 billion yen

(previous fiscal year were 513.084 billion yen), while sales in the other products division (playing cards, karuta, etc.) were 2.176 billion yen (previous fiscal year were 2.208 billion yen). Furthermore, for the purpose of executing flexible capital policies in response to changes in the business environment, the Company acquired 2.15 million of its own shares, at a cost of 25.133 billion yen in conformity with the Board of Directors resolution.

(2) Future Prospects

The video game industry has developed as one of the few entertainment fields, which was launched and driven by Japan. Throughout the early years, the success of the industry was dependent upon increasingly spectacular graphics and more complex games. In recent years, however, the traditional success formula of developing splendid and complex games has become less productive. High development costs cannot be avoided by pursuing this traditional method and there is a growing perception that further expansion of the market will be difficult. As a result, the industry is now approaching a turning point.
Under such circumstances, Nintendo's basic strategy is to expand the gaming population by providing entertainment that anyone can enjoy regardless of age, gender, or gaming experience. In the field of handheld game devices, this strategy applied to "Nintendo DS" is beginning to bear fruit. By increasing the production capacity and thus maintaining the supply for the Japanese domestic market, production of "Nintendo DS Lite" will be enhanced, "Nintendo DS Lite" will also launch overseas and software from the new brain training genre will be introduced as well. In addition, while continuing to provide new ideas with the "Touch! Generations" titles, a diverse software lineup that even passionate gamers can enjoy will be formed in order for a wide range of users to enjoy those games all over the world. Also, during the calendar year 2006, a new gaming console "Wii" (pronounced "We"), which was previously referred to as "Revolution (tentative)", is scheduled for launch. With its unprecedented controller, "Wii" aims to set a new standard as a video game interface which will allow the whole family to relate to it and expand the gaming population in the console arena as well.
Your continued support and cooperation is appreciated.

(3) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2006. Total capital spending was 5.597 billion yen; primary investment was for R&D facilities.

## (4) Business Results and Financial Condition of the Company and Business Group

### ① Historical Business Results and Financial Condition of the Business Group

| Category | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| Net sales (in millions of yen) | 504,135 | 514,805 | 515,292 | 509,249 |
| Recurring profit (in millions of yen) | 95,040 | 50,140 | 145,292 | 160,759 |
| Net income (in millions of yen) | 67,267 | 33,194 | 87,416 | 98,378 |
| Net income per share (in yen) | 482.15 | 246.93 | 662.96 | 762.28 |
| Total assets (in millions of yen) | 1,085,519 | 1,010,031 | 1,132,492 | 1,160,703 |
| Net assets (in millions of yen) | 890,369 | 890,247 | 921,466 | 974,091 |
| Net assets per share (in yen) | 6,626.74 | 6,658.05 | 7,082.68 | 7,613.79 |
| Ratio of net worth to total assets | 82.0% | 88.1% | 81.4% | 83.9% |

[Fiscal year ended March 31, 2003]

With respect to handheld hardware products, the new hardware "Game Boy Advance SP" was introduced and was very well received. As for software, new releases from the Pokémon series sold extremely well in Japan and the U. S. In the console segment, despite the popularity of new software titles, hardware sales were negatively affected by retail price reductions by competitors, which led to a decrease in total sales. In addition, due to appreciation of the yen at year-end compared with the end of the previous period, foreign exchange loss was incurred. As a result, both recurring profit and net income decreased.

[Fiscal year ended March 31, 2004]

With respect to the handheld segment, new Pokémon titles released in Europe during this period and "Game Boy Advance SP" hardware continued to achieve strong sales results. As for the console segment, favorable sales of software titles such as "Mario Kart: Double Dash!!" contributed to the increase in total sales. Substantial appreciation in the yen compared to the end of the previous period caused foreign exchange loss to increase significantly. As a result both recurring profit and net income decreased.

[Fiscal year ended March 31, 2005]

With respect to the console segment, "Nintendo GameCube" hardware sales decreased. However, total sales increased since sales of the new handheld gaming device "Nintendo DS" were strong worldwide. In addition, foreign exchange gain resulting from depreciation of the yen at year-end compared with the end of the previous period caused both recurring profit and net income to increase.

[Fiscal year ended March 31, 2006]

As described above in (1) Business Progress and Results of the Business Group.

② Historical Business Results and Financial Condition of the Company

| Category | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| Net sales (in millions of yen) | 482,162 | 360,961 | 443,044 | 411,770 |
| Recurring profit (in millions of yen) | 97,969 | 31,694 | 134,123 | 149,439 |
| Net income (in millions of yen) | 61,157 | 16,020 | 80,005 | 91,585 |
| Net income per share (in yen) | 438.25 | 118.52 | 606.65 | 709.55 |
| Total assets (in millions of yen) | 967,349 | 892,960 | 998,208 | 1,003,005 |
| Net assets (in millions of yen) | 806,724 | 802,830 | 821,749 | 856,501 |
| Net assets per share (in yen) | 6,004.07 | 6,004.14 | 6,316.08 | 6,694.51 |
| Ratio of net worth to total assets | 83.4% | 89.9% | 82.3% | 85.4% |

[Fiscal year ended March 31, 2003]

Export sales of both handheld and console game products increased, causing growth in total net sales. Both recurring profit and net income decreased primarily due to foreign exchange losses.

[Fiscal year ended March 31, 2004]

Handheld game products continued to sell steadily. However, with regard to console game products, a worldwide retail price reduction on "Nintendo GameCube" hardware was the primary cause of the total sales decrease. In addition, a significant increase in foreign exchange loss versus the previous year caused both recurring profit and net income to decrease.

[Fiscal year ended March 31, 2005]

Strong worldwide sales of handheld game products that included the newly launched "Nintendo DS" contributed to the increase in total sales. In addition, recurring profit and net income significantly increased, primarily due to foreign exchange gain relative to last year.

[Fiscal year ended March 31, 2006]

While the handheld game product "Nintendo DS" sold favorably, the console game product "Nintendo GameCube" sales decreased. The total sales resulted in a decrease. Both recurring profit and net income increased primarily due to foreign exchange gain.

2. Company Overview (as of March 31, 2006)

(1) Principal Business of the Business Group

Nintendo develops, manufactures and distributes electronic entertainment products and other products as a major business. Principal products classified by division are as follows:

- Electronic entertainment products division
  Game Boy Advance, Nintendo DS, Nintendo GameCube
- Other products division
  Playing Cards, Karuta, etc.

(2) Principal Offices and Plants of the Business Group

- Offices:
  Nintendo Co., Ltd.
  Corporate Head Office (Kyoto), Tokyo Branch Office (Tokyo), Osaka Branch Office (Osaka), Nagoya Sales Office (Nagoya), Okayama Sales Office (Okayama), Sapporo Sales Office (Sapporo)
  Subsidiaries
  Nintendo of America Inc. (United States of America), Nintendo of Europe GmbH (Germany), Nintendo France S.A.R.L. (France)
- Plants:
  Nintendo Co., Ltd.
  Uji Plant (Kyoto), Uji Okubo Plant (Kyoto)

(3) Common Stock Information

① Number of shares authorized: 400,000,000
② Number of shares outstanding: 141,669,000
③ Number of shareholders: 22,663
④ Major shareholders

| Name | Share ownership (in hundreds) | Voting Ratio (%) | Our investment in major shareholder (in thousands) | Investment Ratio (%) |
|---|---|---|---|---|
| Hiroshi Yamauchi | 141,650 | 11.09 | - | - |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 79,563 | 6.23 | - | - |
| The Chase Manhattan Bank NA London | 68,742 | 5.38 | - | - |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 65,028 | 5.09 | - | - |
| The Bank of Kyoto, Ltd. | 63,885 | 5.00 | 4,542 | 1.29 |
| The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ,Ltd. Pension and Severance Payments Trust Account )※2 | 47,647 | 3.73 | - | - |
| The State Street Bank and Trust Company | 37,028 | 2.90 | - | - |

Notes: 1. The Company holds 13,754,800 treasury stocks but is excluded from the above "Major shareholders".

※2. The Bank of Tokyo-Mitsubishi UFJ,Ltd., which is the trustor of The Nomura Trust and Banking Co., Ltd., has reserved appointing rights concerning voting rights. There are 1,623,800 stocks under the name of The Bank of Tokyo-Mitsubishi UFJ,Ltd. In addition, the Company holds 2,000 common stocks (0.02%) of Mitsubishi UFJ Financial Group, Inc.: a complete parent company of The Bank of Tokyo-Mitsubishi UFJ,Ltd.

(4) Acquisition, disposal and holding of treasury shares

① Acquired shares

Ordinary shares 2,163,555 shares
Total amount for acquisition 25,218 million yen

Of the above, shares acquired after the 65th Annual General Meeting of Shareholders in conformity with the Board of Directors resolution stipulated in the articles of incorporation

Purpose of share acquisition
To execute flexible capital policies in response to changes in the business environment
Ordinary shares 2,157,400 shares
Total amount for acquisition 25,133 million yen

② Disposed shares

Ordinary shares 270 shares
Total amount for disposition 3 million yen

③ Lapsed shares

Not applicable

④ Holdings at the close of the fiscal year

Ordinary shares 13,754,896 shares

(5) Employees of the Business Group

| | |
|---|---|
| Number of employees (Increase over the previous year) | 3,150 (137) |

(6) Business Affiliation

① Principal subsidiaries

| Company name | Capital stock | Voting ratio | Principal business |
|---|---|---|---|
| Nintendo of America Inc. | 110,000 (thousands of US$) | 100% | Distribution of electronic Entertainment products, etc. |
| Nintendo of Europe GmbH | 30,000 (thousands of €) | 100% | Distribution of electronic Entertainment products |
| Nintendo France S.A.R.L. | 78,000 (thousands of €) | 100% | Distribution of electronic Entertainment products |

② Scope of consolidation and equity method application

During the fiscal year ended March 31, 2006, 2 subsidiaries were newly added in consolidation. Accordingly, 19 subsidiaries are included within the scope of consolidation. Furthermore, during the fiscal year ended March 31, 2006, 1 affiliate was excluded from the scope of equity method applied affiliates. Accordingly, 7 subsidiaries/affiliates are included within the scope of equity method applied affiliates. Results of corporate consolidation are described in 1. (1) Business Progress and Results of the Business Group.

## (7) Directors and Auditors

| Position | Name | Major responsibility |
|---|---|---|
| President (Representative Director) | Satoru Iwata | |
| Senior Managing Director (Representative Director) | Yoshihiro Mori | General Manager of Corporate Analysis & Administration Division |
| | Shinji Hatano | General Manager of Marketing Division |
| | Genyo Takeda | General Manager of Integrated Research & Development Division |
| | Shigeru Miyamoto | General Manager of Entertainment Analysis &Development Division |
| | Nobuo Nagai | General Manager of Research & Engineering Division |
| Managing Director | Masaharu Matsumoto | General Manager of Finance & Information Systems Division<br>Head of General Affairs Division |
| | Eiichi Suzuki | General Manager of International Department<br>Head of Business Development Department |
| Director | Kazuo Kawahara | General Manager of Tokyo Branch Office |
| | Tatsumi Kimishima | President of Nintendo of America Inc. |
| | Takao Ohta | General Manager of Manufacturing Division |
| | Kaoru Takemura | General Manager of Personnel Division |
| Corporate Auditor | Ichiro Nakaji | |
| | Minoru Ueda | |
| | Yoshiro Kitano | Certified Public Accountant |
| | Katsuo Yamada | Certified Tax Accountant |
| | Naoki Mizutani | Lawyer & Patent Attorney |

Notes: 1. Yoshiro Kitano, Katsuo Yamada, and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations".

2. At the 65th Annual General Shareholders' Meeting held on June 29th, 2005, Takao Ohta and Kaoru Takemura were elected as directors and took their positions. As of the closing of the 65th Annual General Shareholders' Meeting held on June 29th, 2005, Atsushi Asada and Hiroshi Yamauchi retired from the office of directors.

3. As of July 28th, 2005 the post of the following director has been changed.

| New post | Name | Previous post |
|---|---|---|
| General Manager of General Affairs Division and Head of Business Development Department | Eiichi Suzuki | General Manager of General Affairs Division |

As of October 1st, 2005, the posts of the following directors have been changed.

| New Post | Name | Previous post |
|---|---|---|
| General Manager of Finance & Information Systems Division and Head of General Affairs Division | Masaharu Matsumoto | General Manager of Finance & Information Systems Division |
| General Manager of International Department and Head of Business Development Department | Eiichi Suzuki | General Manager of General Affairs Division and Head of Business Development Department |

(8) Amount of Compensation Payable to Accounting Auditors

① Total amount of compensation payable by the Company and its subsidiaries:

51 million yen

② Of the total amount mentioned in ① above, total amount payable by the Company and its subsidiaries to the accounting auditors (Article 2 Clause 1 of the Certified Public Accountants Law No. 103 in 1948) for their service (service for certification of audit):

51 million yen

③ Of the total amount mentioned in ② above, amount of compensation payable by the Company for the accounting auditors:

48 million yen

Note: Since an agreement between the Company and the accounting auditors does not divide the compensation for the audit under "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations" with the one for the audit under the Security Transaction Law and it is substantially impossible to do so, the amount in ③ above indicates the total amount of those audits.

3. Subsequent Events

Not applicable

---

Amounts and number of shares presented in this business report are rounded down to each unit set forth. Ratios and others are rounded off to each unit set forth.

(Summary translation)
File No. 82-2544

# CONSOLIDATED BALANCE SHEET (As of March 31, 2006)

Yen in millions

| Description | Amount | Description | Amount |
|---|---|---|---|
| Assets | | Liabilities | |
| Current assets: | 1,018,730 | Current liabilities: | 182,274 |
| Cash & deposits | 812,064 | Notes and trade accounts payable | 83,817 |
| Notes and trade accounts receivable | 43,826 | Accrued income taxes | 53,040 |
| Securities | 64,287 | Reserve for bonuses | 1,732 |
| Inventories | 30,835 | Other current liabilities | 43,684 |
| Deferred income taxes | 24,170 | | |
| Other current assets | 45,061 | Non-current liabilities: | 4,161 |
| Allowance for doubtful accounts | - 1,514 | | |
| | | Non-current accounts payable | 861 |
| Fixed assets: | 141,972 | Reserve for employee retirement and severance benefits | 3,299 |
| ( Property, plant & equipment ) | ( 55,969 ) | | |
| Buildings & structures | 18,838 | | |
| Machinery, equipment & automobiles | 1,144 | | |
| Furniture & fixtures | 3,341 | Total liabilities | 186,435 |
| Land | 32,604 | | |
| Construction in progress | 41 | Minority interests | 176 |
| ( Intangible assets ) | ( 319 ) | | |
| | | Shareholders' equity | |
| ( Investments & other assets ) | ( 85,683 ) | | |
| Investments in securities | 60,213 | Common stock | 10,065 |
| Deferred income taxes | 10,314 | Additional paid-in capital | 11,585 |
| Other investments & other assets | 15,182 | Retained earnings | 1,096,073 |
| Allowance for doubtful accounts | - 26 | Unrealized gains on other securities | 10,717 |
| | | Translation adjustments | 762 |
| | | Treasury stock, at cost | - 155,112 |
| | | Total shareholders' equity | 974,091 |
| Total | 1,160,703 | Total | 1,160,703 |

# CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2006)

Yen in millions

| Description | Amount | |
|---|---|---|
| Net sales | | 509,249 |
| Cost of sales | | 294,133 |
| Gross margin | | 215,115 |
| Selling, general & administrative expenses | | 124,766 |
| Operating income | | 90,349 |
| Other income | | |
| Interest income | 22,497 | |
| Foreign exchange gain | 45,515 | |
| Other | 2,884 | 70,897 |
| Other expenses | | |
| Sales discount | 422 | |
| Other | 65 | 487 |
| Recurring profit | | 160,759 |
| Extraordinary income | | |
| Reversal of allowance for doubtful accounts | 966 | |
| Reversal of unrealized loss on investments in securities | 1,408 | |
| Gain on sales of fixed assets | 6 | |
| Gain on sales of investments in securities | 3,653 | |
| Gain on redemption of investments in securities | 82 | |
| Gain on liquidation of investments in affiliates | 5 | |
| Reversal of reserve for directors' retirement and severance benefits | 1,236 | 7,360 |
| Extraordinary loss | | |
| Loss on disposal of fixed assets | 31 | |
| Unrealized loss on investments in securities | 1,383 | |
| Loss on sales of investments in securities | 233 | 1,648 |
| Income before income taxes and minority interests | | 166,470 |
| Provision for income taxes and enterprise taxes | 74,431 | |
| Income taxes deferred | - 6,292 | 68,138 |
| Minority interests | | - 46 |
| Net income | | 98,378 |

Basis of Consolidated Financial Statements

1. Scope of consolidation

| | |
|---|---|
| Number of consolidated subsidiaries | 19 |

Principal consolidated subsidiaries are as described in (6) Business Affiliation ① Principal subsidiaries in 2. Company Overview.

| | |
|---|---|
| Non-consolidated subsidiaries | Fukuei Co., Ltd. |

The subsidiary above is excluded from consolidation as it is small in size and does not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings etc.
Nintendo Research, Inc. and Nintendo (Hong Kong) Ltd. are newly consolidated because of capital investment.

2. Scope of equity method companies

| | |
|---|---|
| Number of Affiliates with equity method applied | 7 |
| Principal Affiliate with equity method applied | The Pokémon Company |
| Non-consolidated subsidiary with equity method not applied | Fukuei Co., Ltd. |
| Affiliate with equity method not applied | Ape inc. |

Non-consolidated subsidiaries and affiliates with equity method not applied are excluded from the scope of equity method application since they do not have a significant impact on the consolidated financial statements in respect of net profit and retained earnings etc.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used either as they are or based on appropriate provisional financial information.

A/N Software Inc. is excluded from the scope of equity method application because of liquidation.

3. Significant accounting policies

(1) A valuation basis and method of important assets

(A) Securities

| | |
|---|---|
| Held-to-maturity bonds | Amortized cost method (by straight-line method) |
| Other securities | |
| Marketable other securities | Market price method, based on the market value at balance sheet date (Losses are charged to income, and |

| | |
|---|---|
| | unrealized gains, net of tax are charged to shareholders' equity.) |
| Non-marketable other securities | Cost, determined by the moving average method |
| (B) Derivatives | Market price method |
| (C) Inventories | Lower of cost or market method, determined by the moving average method |

(2) Depreciation method for important fixed assets:

| | |
|---|---|
| (A) Tangible assets | For the Company and its domestic consolidated subsidiaries, declining balance method is applied (Some equipment is depreciated over economic useful lives.)<br>Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.<br>For overseas consolidated subsidiaries, straight-line method, over the estimated useful lives of the assets, is applied.<br>Estimated useful lives of the principal assets are as follows:<br>Buildings and structures: 3 to 60 years |
| (B) Intangible assets | Straight-line method<br>As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied. |

(3) Important allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the consolidated accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.
Actuarial calculation difference is processed collectively, mainly in the accrued

year.

In addition, because the Company's plan assets exceeded the cost of retirement benefits during the current consolidated accounting period, reserve for employee retirement and severance benefits is booked as "Prepaid plan assets" in "Other investments and other assets".

(Change in accounting procedure)

Effective as of the annual consolidated accounting period ended March, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7", issued on March 16, 2005. This caused operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests to increase by 2,677 million yen.

(D) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized by the reporting company. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked as part of "Non-current accounts payable".

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner is shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Other significant matters relating to the preparation of consolidated financial statements

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

(6) Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under market price method.

(7) Amortization of consolidated adjustment account

The amount of consolidated adjustment account is fully amortized in the same fiscal year as incurred.

Notes to Balance sheet:

1. All amounts less than one million yen are rounded down.
2. Accumulated depreciation of tangible fixed assets 38,693 million yen
3. Gensaki transactions are included in other current assets.
   The market value of marketable securities (held as the collateral) as of fiscal year-end is 15,939 million yen.

Notes to Income statement:

1. All amounts less than one million yen are rounded down.
2. Net income per share for the period 762.28 yen
   (from April 1, 2005 to March 31, 2006)

Certified copy of auditing report on consolidated financial documents by accounting auditors

## Auditing Report by Independent Auditors

May 22, 2006

To: Board of Directors
Nintendo Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Yukihiro Matsunaga, C.P.A. (Seal)
Executive member

Shingo Yamamoto, C.P.A. (Seal)
Executive member

The auditing firm audited the consolidated financial documents of Nintendo Co., Ltd. in the 66th business year from April 1, 2005 through March 31, 2006, that is, consolidated balance sheet and consolidated statement of income in accordance with Article 19,2 Clause 3 of the old "the Law Concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Companies". The responsibilities of preparation of these consolidated financial documents lie to the executives of the Company and the responsibilities of the accounting firm are to express the opinion on the consolidated financial documents from the independent position.
The auditing firm conducted the audit in accordance with the auditing standard generally accepted as fair and reasonable in Japan. The auditing standard demands the auditing firm to secure the reasonable guarantee whether there is any false representation in the consolidated financial documents. The audit was performed on a basis of trial examination that includes review of the representation of the consolidated financial documents as a whole including review of the accounting policy and method of application adopted by the executives as well as estimation by the executives. The accounting firm judges that it has obtained the reasonable basis to express the opinion as a result of the audit. In this connection, the audit includes the auditing procedures that were applied to the subsidiaries as deemed as necessary by the auditing firm.

As a result of the audit, the auditing firm judges that the consolidated financial documents represents correctly the situation of properties and loss and profit of the business group that is comprised of Nintendo Co., Ltd. and its consolidated subsidiaries, etc in accordance with the laws and regulations and the Article of Incorporation.

There exists no stake to be described between the Company and the accounting firm or executive members in accordance with the provisions of the Law on Certified Public Accountant.

Certified copy of auditing report on consolidated financial documents by Board of Corporate Auditors

# Audit Report

The Board of Auditors is reported by each corporate auditor in connection with the consolidated financial documents (consolidated balance sheet and consolidated statement of income) during 66th business year from April 1, 2005 to March 31, 2006 and prepares this auditing report and reports as follows upon consultation:

1. Summary of Auditing Method by Corporate Auditors

Adhering to the auditing policy and sharing of the duties, etc. fixed by the board of corporate auditors, each of the auditors was reported and explained by the directors and the accounting auditors regarding the consolidated financial documents. In addition, as-needed basis, reports regarding accounting matters were requested to be submitted by affiliates and consolidated subsidiaries to investigate their operations and property.

2. Results of Auditing

(1) We judge that the auditing method and auditing by ChuoAoyama PricewaterhouseCoopers, the accounting auditors, is reasonable.

(2) We judge that there are no matters regarding consolidated financial documents to be pointed out after investigating affiliates and consolidated subsidiaries.

May 25, 2006

Board of Corporate Auditors

Ichiro Nakaji (Seal)
Full-time Corporate Auditor

Yoshiro Kitano (Seal)
Corporate Auditor

Minoru Ueda (Seal)
Full-time Corporate Auditor

Katsuo Yamada (Seal)
Corporate Auditor

Naoki Mizutani (Seal)
Corporate Auditor

Note: Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of the old "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

# NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2006)

Yen in millions

| Description | Amount | Description | Amount |
|---|---|---|---|
| Assets | | Liabilities | |
| Current assets: | 856,237 | Current liabilities: | 145,659 |
| Cash & deposits | 727,679 | Notes payable | 4,140 |
| Notes receivable | 1,345 | Trade accounts payable | 75,932 |
| Trade accounts receivable | 39,678 | Other accounts payable | 10,900 |
| Securities | 17,305 | Accrued income taxes | 42,440 |
| Finished goods | 2,934 | Advances received | 228 |
| Raw materials | 10,437 | Reserve for bonuses | 1,732 |
| Work in progress | 95 | Other current liabilities | 10,284 |
| Supplies | 210 | | |
| Deferred income taxes | 16,135 | Non-current liabilities: | 844 |
| Other current assets | 40,417 | | |
| Allowance for doubtful accounts | - 1 | Non-current accounts payable | 844 |
| Fixed assets: | 146,767 | | |
| ( Property, plant & equipment ) | ( 40,225 ) | Total liabilities | 146,503 |
| Buildings | 12,951 | Shareholders' equity | |
| Structures | 321 | | |
| Machinery & equipment | 181 | Common stock | 10,065 |
| Automobiles | 20 | Additional paid-in capital | 11,585 |
| Furniture & fixtures | 1,568 | Capital reserve | 11,584 |
| Land | 25,182 | Other additional paid-in capital | 0 |
| | | Gain on disposal of treasury stock | 0 |
| ( Intangible assets ) | ( 270 ) | Retained earnings | 979,247 |
| Software | 261 | Legal reserve | 2,516 |
| Other intangible assets | 9 | Optional reserve | 810,044 |
| | | Special reserve | 44 |
| ( Investments & other assets ) | ( 106,271 ) | General reserve | 810,000 |
| Investments in securities | 53,949 | Unappropriated | 166,686 |
| Investment securities of affiliates | 19,138 | Unrealized gains on other securities | 10,716 |
| Investments in affiliates | 10,419 | Treasury stock, at cost | - 155,112 |
| Non-current receivable | 2,718 | | |
| Deferred income taxes | 7,685 | | |
| Other investments & other assets | 15,077 | Total shareholders' equity | 856,501 |
| Allowance for doubtful accounts | - 2,717 | | |
| Total | 1,003,005 | Total | 1,003,005 |

(Summary translation)
File No. 82-2544

# NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2006)

Yen in millions

| Description | Amount | |
|---|---|---|
| Net sales | | 411,770 |
| Cost of sales | | 261,855 |
| Gross margin | | 149,914 |
| Selling, general & administrative expenses | | 68,366 |
| Operating income | | 81,547 |
| Other income | | |
| Interest income | 18,144 | |
| Dividend income | 678 | |
| Foreign exchange gain | 47,932 | |
| Other | 1,716 | 68,472 |
| Other expenses | | |
| Sales discount | 561 | |
| Other | 19 | 580 |
| Recurring profit | | 149,439 |
| Extraordinary income | | |
| Reversal of allowance for doubtful accounts | 73 | |
| Reversal of unrealized loss on investments in securities | 1,408 | |
| Gain on sales of fixed assets | 6 | |
| Gain on sales of investments in securities | 3,653 | |
| Gain on redemption of investments in securities | 82 | |
| Gain on liquidation of affiliates | 5 | |
| Reversal of reserve for directors' retirement and severance benefits | 1,236 | 6,468 |
| Extraordinary loss | | |
| Loss on disposal of fixed assets | 31 | |
| Unrealized loss on investments in securities | 1,383 | |
| Loss on sales of investments in securities | 233 | 1,648 |
| Income before income taxes | | 154,258 |
| Provision for income taxes and enterprise taxes | 67,297 | |
| Income taxes deferred | - 4,623 | 62,673 |
| Net income | | 91,585 |
| Retained earnings brought forward | | 84,055 |
| Interim cash dividend | | 8,954 |
| Unappropriated retained earnings | | 166,686 |

Summary of Significant Accounting Policies

| | |
|---|---|
| 1. A valuation basis and method of securities | |
| (1) Held-to-maturity bonds | Amortized cost method (by straight-line method) |
| (2) Securities of subsidiaries and affiliates | Cost, determined by the moving average method |
| (3) Other securities | |
| Marketable other securities | Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.) |
| Non-marketable other securities | Cost, determined by the moving average method |
| 2. A valuation basis and method of derivatives | |
| Derivatives | Market price method |
| 3. A valuation basis and method of inventories | Lower of cost or market method, determined by the moving average method |
| 4. Depreciation method of fixed assets: | |
| (1) Tangible assets | Declining balance method (Some equipment is depreciated over economic useful lives.)<br>Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.<br>Estimated useful lives of the principal assets are as follows:<br>Buildings and structures: 3 to 50 years |
| (2) Intangible assets | Straight-line method<br>As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied. |

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Provision of allowances and reserves

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(2) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

Actuarial calculation difference is processed collectively in the accrued year.

In addition, because the Company's plan assets exceeded the cost of retirement benefits during the current consolidated accounting period, reserve for employee retirement and severance benefits is booked as "Prepaid plan assets" in "Other investments and other assets".

(Change in accounting procedure)

Effective as of the annual consolidated accounting period ended March 31, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7", issued on March 16, 2005. This caused operating income, income before income taxes and extraordinary items, and income before income taxes to increase by 2,677 million yen.

(4) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized by the reporting company. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked as part of "Non-current accounts payable".

7. Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

Notes to Balance sheet:

1. All amounts less than one million yen are rounded down.

2. Receivables and payables with affiliates

| | |
|---|---|
| Short-term receivables | 30,407 million yen |
| Long-term receivables | 2,691 million yen |
| Short-term payables | 1,681 million yen |

3. Accumulated depreciation of tangible fixed assets 23,542 million yen

4. Guaranteed liability 3,434 million yen

5. Total amount of net assets stipulated in Commercial Code, Enforcement Rule Article 124, Provision 3. 10,447 million yen

6. Gensaki transactions are included in other current assets. The market value of marketable securities (held as the collateral) as of fiscal year-end is 15,939 million yen.

Notes to Income statement:

1. All amounts less than one million yen are rounded down.

2. Transactions with affiliates

| | |
|---|---|
| Sales | 252,490 million yen |
| Operating expenses | 11,610 million yen |
| Turnover with affiliates other than operating activities | 526 million yen |

3. Net income per share for the period (from April 1, 2005 to March 31, 2006) 709.55yen

# PROPOSAL OF APPROPRIATION

Yen

| | |
|---|---|
| Unappropriated retained earnings | 166,686,375,769 |
| Reversal of special reserve | 2,163,713 |
| Total | 166,688,539,482 |
| Allocation proposed as follows: | |
| Cash dividends | 40,932,513,280<br>(320.00 yen per share) |
| Directors' bonuses | 180,000,000 |
| General reserve | 50,000,000,000 |
| Retained earnings carried forward | 75,576,026,202 |

Note: The Company paid 8,954,232,490 yen (70 yen per share) as interim dividend on December 9, 2005.

Certified copy of auditing report by accounting auditors

# Auditing Report of Independent Auditors

May 22, 2006

To: Board of Directors
Nintendo Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Yukihiro Matsunaga, C.P.A. (Seal)
Executive member

Shingo Yamamoto, C.P.A. (Seal)
Executive member

The auditing firm audited the financial documents of Nintendo Co., Ltd. in the 66th business year from April 1, 2005 through March 31, 2006, that is, balance sheet, statement of income, business report (limited to a portion of the accounting) and proposal of profit as well as annexed particulars (limited to a portion of the accounting) in accordance with Article 2.1 of the old "the Law Concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Companies". A portion relating to the accounting of the business report and annexed particulars covered by the audit is the one described in accordance with the accounting book among the matters described in the business report and annexed particulars. The responsibilities of preparation of these financial documents and annexed particulars lie to the executives of the Company and the responsibilities of the accounting firm are to express the opinion on the financial documents and annexed particulars from the independent position.
The auditing firm conducted the audit in accordance with the auditing standard generally accepted as fair and reasonable in Japan. The auditing standard demands the auditing firm to secure the reasonable guarantee whether there is any false representation in the financial documents and annexed particulars. The audit was performed on a basis of trial examination that includes review of the representation of the financial documents and annexed particulars as a whole including review of the accounting policy and method of application adopted by the executives as well as estimation by the executives. The accounting firm judges that it has obtained the reasonable basis to express the opinion as a result of the audit. In this connection, the audit includes the auditing procedures that were applied to the subsidiaries as deemed as necessary by the auditing firm.

As a result of the audit, the opinion of the accounting firm is as follows:
(1) We judge that the balance sheet and statement of income represent correctly the situation of the properties and loss and income of the Company in accordance with the laws and regulations and the Articles of Incorporation.
(2) We judge that the business report (limited to a portion of the accounting) represents correctly the situation of the Company in accordance with the laws and regulations and the Articles of Incorporation.
(3) We judged that the proposal on disposition of profits conforms to the laws and regulations and the Articles of Incorporation.
(4) We judge that there is no matter in the annexed particulars (limited to a portion of the accounting) to be pointed out in view of the provisions of the old Commercial Code.
There exists no stake to be described between the Company and the accounting firm or executive members in accordance with the provisions of the Law on Certified Public Accountant.

Certified copy of auditing report by Board of Corporate Auditors

## Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 66th fiscal period from April 1, 2005 to March 31, 2006 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each corporate auditor has attended the meetings of the Board of Directors' and other important meetings of the Company, received reports on the operations of the Company from directors and internal auditing division, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, regularly requested reports on the operations of the subsidiaries, and conducted examination of conditions of business and assets of major subsidiaries. Each corporate auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and supplemented schedules thereof.

With respect to the directors' engaging in competing transactions, transactions involving conflict of interest between the Company and directors, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each corporate auditor has, in addition to the audit procedures described above, requested reports from directors and other parties and conducted investigation and examination as deemed necessary.

2. Results of Audit

The Board of Corporate Auditors hereby renders our opinion as follows:

(1) The method of audit employed by ChuoAoyama PricewaterhouseCoopers and the result thereof are proper and fair.

(2) The contents of the business report present fairly the position of the Company pursuant to the laws and regulations and the Articles of Incorporation.

(3) The proposed allocation of profits contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances.

(4) The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

(5) With respect to the directors' execution of their duties including in subsidiaries, no unfair conduct, nor any material breach of the laws and regulations or the Articles of Incorporation has been found. Moreover, with regard to the directors' engaging in competing transactions, transactions involving conflict of interest between the Company and directors, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any directors has been found.

May 25, 2006

Board of Corporate Auditors

| | |
|---|---|
| Ichiro Nakaji (Seal)<br>Full-time Corporate Auditor | Yoshiro Kitano (Seal)<br>Corporate Auditor |
| Minoru Ueda (Seal)<br>Full-time Corporate Auditor | Katsuo Yamada (Seal)<br>Corporate Auditor |
| | Naoki Mizutani (Seal)<br>Corporate Auditor |

Note: Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of the old "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

[Reference Material for General Meeting of Shareholders]

**Proposal No. 1: To approve the proposed appropriation of profits with respect to the 66th fiscal period**

It is proposed that the appropriation of profits shall be made as shown in detail on Page 19.

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position. Annual dividend per share will be established at the higher of the amount calculated based on 33% of consolidated operating income and the amount calculated based on the 50% consolidated net income standard. The annual minimum dividend per share is kept at 140 yen.

Based on this policy, the annual dividend per share will increase by 120 yen compared to the previous fiscal year to 390 yen. Since the interim dividend of 70 yen per share has been already paid, dividend of the current period will be 320 yen per share, which is an increase of 120 yen compared to the previous period.

In addition, bonuses for the 12 directors is to be 180 million yen in total, taking into consideration the business performance of the fiscal year ended March 31, 2006 etc.

**Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation**

1. Reasons for the Amendments
   (1) To expand the purpose of the enterprise by preparing for expansion of operations amid the changing business environment associated with the penetration of the Internet. (Article 2)
   (2) Since the Company Law, Implementation Rules of the Company Law, and Rules on Company Calculation have been taken into effect as of May 1, 2006, the Articles of Incorporation are to be amended for the following reasons:
      i. To improve public announcement functions and convenience, as well as to reduce expenses, the method of public announcements by the Company will be changed to an electronic basis and some reference material for the general meeting of shareholders will be made available on the Internet. (Articles 5 and 16)
      ii. To define the rights of shareholders owning odd lot shares as well as to clarify the place of assembly for the general meeting of shareholders and method of exercising voting rights by proxy (Articles 9, 13.2, and 18.1)
      iii. To provide prompt and expeditious profit returns to our shareholders, distribution of surplus etc. will be decided upon resolution by the Board of Directors' Meeting. (Article 43)
      iv. To make resolutions of the Board of Directors in written or electro-magnetic form for the purpose of expeditious and efficient operations of the Board of Directors' meeting (Article 26.2)
      v. To establish a company organization to establish provisions regarding accounting auditors. (Articles 4, Articles 40 and 41 of Chapter 6)
      vi. In addition to the above, the required changes are made such as addition, deletion, modification, and transfer of the provisions necessary for a listed corporation under the Company Law.
   (3) In addition to the above, adjustments are to be made throughout the Articles of Incorporation to article numbers and wording.

**Proposal No. 3: To elect thirteen directors**

At the close of this Annual General Meeting of Shareholders, all twelve directors' (Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ohta, and Kaoru Takemura) terms of office expire. And the Company asks for approval to elect thirteen directors.

The candidates are as follows:

| | Name |
|---|---|
| 1 | Satoru Iwata |
| 2 | Yoshihiro Mori |
| 3 | Shinji Hatano |
| 4 | Genyo Takeda |
| 5 | Shigeru Miyamoto |
| 6 | Nobuo Nagai |
| 7 | Masaharu Matsumoto |
| 8 | Eiichi Suzuki |
| 9 | Kazuo Kawahara |
| 10 | Tatsumi Kimishima |
| 11 | Takao Ohta |
| 12 | Kaoru Takemura |
| 13 | Koji Yoshida |

Note: No conflict of interest exists between the Company and any above candidates.

**Proposal No. 4: To approve the proposed revision of directors' compensation**

Total annual compensation to the Company's directors is presently within 500 million yen as previously approved at the 62nd Annual General Meeting of Shareholders held on June 27, 2002. Directors' retirement allowance system has been discontinued as of last year as part of the Company's management reforms and bonuses have been classified as compensation due to the enforcement of Company Law. Based on Corporate Accounting Standard No. 4 regarding Directors' Bonuses, bonuses are to be processed as expense as is the compensation. Associated with these factors, directors' compensation is to be unified and considering other circumstances, the proposed total annual compensation to directors is within 800 million yen. In addition, as previously established, employee wage is not included in directors' compensation for directors who have positions as an employee.

Assuming that Proposal No. 3 is approved, thirteen directors (increase of one director) have the right to receive directors' compensation.

**Proposal No. 5: To approve the proposed revision of auditors' compensation**

Total annual compensation to the Company's corporate auditors is presently within 80 million yen as previously approved at the 60th Annual General Meeting of Shareholders held on June 29, 2000. Corporate auditors' retirement allowance system has been discontinued as of last year as part of the Company's management reforms and considering other circumstances, the proposed total annual compensation to corporate auditors is within 100 million yen.

Five corporate auditors have the right to receive corporate auditors' compensation.